F I S C A L Y E A R E N D E D M A R C H 3 1 , 2 0 2 5

Dear Shareholders, Lightspeed was founded with a clear mission: fuel retail and hospitality ambitions with technology and insight. While our platform and reach have expanded dramatically over the past two decades, our vision has remained constant—empower the businesses at the heart of our communities. As we close out Fiscal 2025, I’m pleased to share our company’s progress, and proud to report that Lightspeed has never been more focused, better positioned, or more determined to lead. Fiscal 2025 Performance: Disciplined Strategy to Drive Profitable Growth Our financial results for Fiscal 2025 demonstrate our commitment to profitable growth. • Revenue grew by 18% year-over-year, driven by solid growth across both our subscription and transaction-based revenue. • Gross margins remained stable, while we maintained strong cost discipline, keeping sales and marketing and research and development expenses flat to down, and significantly improving Adjusted EBITDA and Free Cash Flow. • We also returned significant capital to shareholders - repurchasing ~18.7 million shares (~12% of shares outstanding*) between May 2024 and April 2025, for a total consideration of ~$219 million. This is part of a broader capital return program pursuant to which we are authorized to return up to $400 million to shareholders. Lightspeed entered Fiscal 2025 with a bold ambition to transform—and we are executing. Strategic Clarity: Where to Play and How to Win Following a company-wide strategic review, we streamlined our focus to maximize long-term value creation. Our strategy is centered on two high-conviction growth engines: • Retail Customers in North America: Where Lightspeed serves complex retailers across key verticals such as Sports & Leisure, Apparel & Footwear, Jewelry & Watches, Home & Garden, Pet and more. Our differentiated offering—including deep POS functionality, advanced analytics, and our Lightspeed NuORDER wholesale network—has proven to be highly essential for these businesses. • Hospitality Customers in Europe: Where we see a fragmented market and strong product-market fit. Lightspeed is already a market leader across France, Germany, the UK, and Benelux. Our platform delivers integrated fiscal compliance, localized support, and real-time insights that enable restaurants to operate with greater precision and control. These two growth engines now account for the majority of our revenue, Customer Locations, and GTV. In these growth engines, we are focusing on product innovation, outbound sales capacity, and verticalized go-to-market motions to drive Customer Location growth and ARPU expansion. * Total shares outstanding as of April 1, 2024, the beginning of our fiscal year and prior to any share repurchases.

Elsewhere, we are focused on efficiency—continuing to support existing customers while realigning our cost structure to maximize Adjusted EBITDA for the whole business. This is a deliberate and focused strategy: double down on growth where we win, optimize for efficiency everywhere else. Innovation That Drives Value Fiscal 2025 was one of our strongest years for product innovation. We launched several value-added software modules for our customers: • Retail Insights, driving better inventory and replenishment decisions. • Kitchen Display System, improving kitchen coordination and reducing food waste. • Benchmarks & Trends, empowering restaurateurs with actionable insights. We continue to build an integrated suite of solutions that help our customers increase sales, lower costs, reduce complexity, and deliver better service. The more our merchants grow, the more they need to adopt more Lightspeed tools, ultimately making our platform deeply rooted in their business’s success. Looking ahead, we will continue to invest in product and technology to fuel next-generation features across our platform. The Road Ahead: Executing with Focus and Ambition As we enter our 20th year, Lightspeed is executing with more clarity, precision, and discipline than ever before. Our goals for Fiscal 2026 are simple and measurable: 1. Grow Customer Locations across retail customers in North America and hospitality customers in Europe. 2. Drive high-margin software revenue. 3. Expand profitability, with continued and sustained improvement in Adjusted EBITDA and Free Cash Flow. We are guided by a leadership team with a clear mandate, a focused strategy, and a transformation plan that’s already delivering results. With our strongest-ever product portfolio and a large and underpenetrated opportunity, we are confident in our path forward. As founder, CEO and third largest shareholder, I’ve never been more excited about Lightspeed’s future. Sincerely, Dax Dasilva Founder and CEO

O U R M I S S I O N Fuel retail and hospitality ambitions with technology and insight. Lightspeed is the unified POS and payments platform empowering the businesses at the heart of communities in over 100 countries. The partner of choice to fuel retail and hospitality ambitions, Lightspeed’s technology and insight make work flow across teams, channels and locations to help accelerate growth and provide the best customer experience. Our fast, flexible omnichannel technology combines advanced point of sale and eCommerce solutions with embedded payments, inventory management, real-time reporting, staff and supplier management, an exclusive wholesale network, financial services and more. With timesaving tools and integrations, performance-boosting insights and personalized support from industry experts, we help businesses focus on what matters—so they can keep staff happy and become the go-to destination in their space.

Opulence of Southern Pines| North Carolina, USA A luxury bed and bath retailer known for its charming style and unique selection. “Lightspeed Payments reduced errors by 100%. Before Lightspeed Payments, I had four terminals and I had four statements that had to be reconciled every month. It was a whole entire day process. Now it takes ten minutes to reconcile everything.” CBS Sports | North Carolina, USA One of the largest independent retailers of sporting goods in Morganton, operating for almost 40 years. “[NuORDER Catalog] saved me massive amounts of time on reordering items... we can just click it and reship it almost immediately.” Visitaly | Geneva, Switzerland An innovative culinary experience that takes guests on a journey through Italyʼs 20 regions. “The Lightspeed Pulse app is one of the apps I use most often: I can take a look at the previous day's performance from my phone and adjust our targets according to sales generated, average basket, etc.” Copper Branch | Utrecht, Almere and Rotterdam, Netherlands A plant-based restaurant concept that’s quickly expanding across the Netherlands. “Getting familiar with the POS is one of the first things we explain to new employees. Training goes super fast. Within two hours, they understand it, and I never hear anyone saying itʼs difficult.”

L I G H T S P E E D Key metrics1 1 Unless otherwise specified, all dollar figures are presented in U.S. dollars and for the fiscal year ended March 31, 2025. 2 ARPU as at March 31, 2025 vs March 31, 2024 and excludes Customer Locations attributable to the Ecwid eCommerce standalone product, which generally carry a lower ARPU. 3 Key Performance Indicator. Refer to the section entitled “Key Performance Indicators” in our Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2025 and 2024 and the years ended March 31, 2025, and 2024, which is available on the Company’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov, for the definitions of ARPU, GTV and GPV. 4 Fiscal year ended March 31, 2025 vs March 31, 2024. ARPU growth2, 3 Recurring or reoccuring subscription and transaction-based revenue Gross Transaction Volume (“GTV”)3 Gross Payment Volume (“GPV”)3 Gross Payment Volume growth4 13% ~97% $91.3 billion $33.9 billion 40%

5 All dollar figures are presented in U.S. dollars and for the fiscal years ended March 31. 6 Excluding eCommerce sites. Revenue (in $M) Gross profit (in $M) Majority of Customer Locations3, 6 are retail customers in North America and hospitality customers in Europe. Well diversified across a number of complex verticals and geographies. L I G H T S P E E D High-quality global customer base driving growth5 Fiscal year 2021 $221.7 $127.7 $548.4 $271.2 $730.5 $332.0 $909.3 $385.3 Fiscal year 2022 Fiscal year 2023 Fiscal year 2024 Fiscal year 2025 48% CAGR 37% CAGR $1,076.8 $450.2 Fiscal year 2021 Fiscal year 2022 Fiscal year 2023 Fiscal year 2024 Fiscal year 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2025. This MD&A dated May 22, 2025, for the three months ended March 31, 2025 and 2024 and the years ended March 31, 2025 ("Fiscal 2025") and 2024 ("Fiscal 2024"), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2025 and 2024, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2025 and Fiscal 2024, which has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). All amounts are in U.S. dollars except where otherwise indicated. We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States. Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2025, is available on our website at investors.lightspeedhq.com and can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Forward-looking Information This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals, our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability, acquisition, investment or divestiture outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to (1)

build our market share, including among high GTV customers; our ability to enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to execute on our business and operational strategy; our ability to execute on our expansion plans; our ability to execute on reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to prevent and manage information security breaches or other cybersecurity threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other pending and threatened litigation; the impact of any external stakeholder activism; the pricing of our offerings; our ability to successfully execute our pricing and packaging initiatives; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities, successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of further goodwill or other impairments; the impact of uncertainty and changes as a result of elections and changes in administrations in the U.S., Canada and Europe (including the impacts of tariffs, trade wars, or other trade conditions or protective government actions); environmental risks and the impact of certain natural disasters on our business and our customers; and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 22, 2025, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward- looking information. The opinions, estimates and assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements. This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks. Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. (2)

Overview Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni- channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni- channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target sophisticated small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. Our differentiated product offerings have enabled us to develop a competitive position, particularly for retail customers in North America and hospitality customers in Europe. Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back- office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, kitchen display system ("KDS"), employee and inventory management (including ordering), analytics and reporting, multi- location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location. Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally, particularly among retail customers in North America and hospitality customers in Europe. We also continue to advance our strategy of expanding our presence within our key verticals, including with our Lightspeed Retail and Lightspeed NuORDER integration. This brings together brands and retailers as part of a wholesale network that is transforming how retailers and suppliers do wholesale commerce and enhancing how they complete inventory replenishment ordering. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors. Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction- related data insights. Our transaction-based revenue was $697.3 million for Fiscal 2025, an increase of 28% from the $545.5 million in transaction-based revenue for Fiscal 2024. This was primarily driven by increased customer adoption of our payments solutions resulting in an increase of 40% in GPV1 compared to Fiscal 2024. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation, contract buy- outs and competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors. Our platform is built to scale with our customers, supporting them as they open new locations, and offering them increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing onboarding and support services, and fundamentally believe that our success is directly connected to their success. Excluding the Ecwid eCommerce standalone product, our monthly ARPU1 was approximately $489 as at March 31, 2025 as compared to approximately $431 as at March 31, 2024. (3) 1 Refer to the section entitled "Key Performance Indicators".

To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things. We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. We intend to focus our efforts primarily on retail customers in North America and hospitality customers in Europe. We remain focused on attracting the right customer profile, particularly customers with a higher GTV and more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For Fiscal 2025, GPV was $33.9 billion compared to $24.2 billion for Fiscal 2024, representing growth of 40%. For Fiscal 2025, our cloud-based software-as-a-service platform processed GTV1 of $91.3 billion compared to $90.7 billion of GTV processed during Fiscal 2024. For the three months ended March 31, 2025, GPV was $7.9 billion compared to $6.6 billion for the three months ended March 31, 2024, representing growth of 19%. As at March 31, 2025, we had Customer Locations in over 100 countries. When excluding eCommerce sites, the majority of our Customer Locations were retail customers in North America and hospitality customers in Europe. We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve, and we expect the revenue from these arrangements to continue to decrease over time as the number of our merchants using our payments solutions continues to increase. Our total revenue has increased to $1,076.8 million for Fiscal 2025 from $909.3 million for Fiscal 2024, representing year-over- year growth of approximately 18%. For Fiscal 2025, subscription revenue accounted for 32% of our total revenues (35% for Fiscal 2024), and transaction-based revenue accounted for 65% of our total revenues (60% for Fiscal 2024). In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2025, this revenue accounted for 3% of our total revenue (5% for Fiscal 2024). We plan to continue making deliberate investments to drive future growth including in Lightspeed NuORDER. We believe that our future success depends on a number of factors, including our ability to expand our market share among retail customers in North America and hospitality customers in Europe, execute our transformation strategy to focus on growth among retail customers in North America and hospitality customers in Europe, enhance customer experience and avail ourselves of upsell opportunities within our existing customer base, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue value-enhancing acquisitions and potential divestitures or other strategic opportunities. We have undertaken several cost reduction initiatives including reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. We will continue to invest in key product development and customer experiences. We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income. For Fiscal 2025 and Fiscal 2024, we incurred an operating loss of $696.0 million and $203.0 million, respectively. The operating loss for (4)

Fiscal 2025 increased primarily due to a non-cash goodwill impairment charge of $556.4 million. Our cash flows used in operating activities for Fiscal 2025 were $32.8 million compared to $97.7 million for Fiscal 2024, and our Adjusted Free Cash Flow used2 for Fiscal 2025 was $11.2 million compared to $64.5 million for Fiscal 2024. Sustainability Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 2 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. In 2023, Google Cloud and AWS matched 100% of their annual electricity consumption with renewable energy purchases. We launched an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco-friendly solutions that can be integrated into our operations and community interactions. Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our latest 2024 DEI engagement survey (participation is voluntary), 11% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender and another 2% as an "other" gender identity. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. As of the date hereof, 40% of the independent members on our board of directors are women. Furthermore, 33% of our executive officers are women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. Permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders. Macroeconomic Conditions There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, changes in interest rates, the geopolitical and social landscape and changes in trade conditions (including tariffs, trade wars and other protective government actions). This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity. Seizing our payments opportunity means continuing to increase our GPV, which for Fiscal 2025 was $33.9 billion up 40% from $24.2 billion in Fiscal 2024. We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV and GPV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business. Additionally, the Israel-Hamas war and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to customers in Russia. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations, and related evolving sanctions and export controls, and have and may continue to adjust our business practices as required by applicable rules and regulations. (5) 2Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".

We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting Our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced. Key Performance Indicators We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies. Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased by 13% to approximately $489 per Customer Location as at March 31, 2025 compared to approximately $431 per Customer Location as at March 31, 2024. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites (this has changed prospectively as detailed below) and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations decreased from approximately 165,000 as at March 31, 2024 to approximately 162,000 as at March 31, 2025 as we focus on retail Customer Locations in North America and hospitality Customer Locations in Europe as opposed to total Customer Locations. As our POS and eCommerce solutions are packaged as a single omnichannel product, we believe the distinction between physical sites and eCommerce sites has become less meaningful. As such, in respect of periods ending after March 31, 2025, Customer Locations will no longer be calculated to include eCommerce sites and the definition of Customer Locations will be updated as follows: Customer Location means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. Under this new definition, Customer Locations as at March 31, 2025 were approximately 144,000 compared to approximately 146,000 as at March 31, 2024 and the monthly ARPU of our Customer Locations increased by 13% to approximately $545 as at March 31, 2025 compared to approximately $482 per Customer Location as at March 31, 2024. Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2025, GPV was $7.9 billion compared to $6.6 billion for the three months ended March 31, 2024, representing growth of 19%. For Fiscal 2025, GPV was $33.9 billion compared to $24.2 billion for Fiscal 2024, representing growth of 40%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust (6)

payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume. Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2025, GTV was $20.6 billion compared to $20.7 billion for the three months ended March 31, 2024, flat to the prior year. For Fiscal 2025, GTV was $91.3 billion compared to $90.7 billion for Fiscal 2024. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume. Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income" and "Adjusted Free Cash Flow" and the non-IFRS ratio "Adjusted Income per Share - Basic and Diluted". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation. (7)

Adjusted EBITDA Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars) 2025 2024 2025 2024 $ $ $ $ Net loss (575,943) (32,540) (667,196) (163,964) Share-based compensation and related payroll taxes(1) 11,812 8,112 56,578 73,785 Depreciation and amortization(2) 23,681 27,090 100,991 109,628 Foreign exchange loss (gain)(3) (668) 501 594 882 Net interest income(2) (8,401) (10,524) (36,498) (42,531) Acquisition-related compensation(4) 157 — 366 3,105 Transaction-related costs(5) 38 1,766 5,167 2,208 Restructuring(6) 1,430 5,422 17,503 7,206 Goodwill impairment(7) 556,440 — 556,440 — Litigation provisions(8) 98 2,782 12,055 7,470 Income tax expense 4,290 1,782 7,687 3,476 Adjusted EBITDA 12,934 4,391 53,687 1,265 (1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2025, share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense. (2) In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2025, net loss includes depreciation of $1,239 related to right-of-use assets, interest expense of $280 on lease liabilities, and excludes an amount of $2,128 relating to rent expense ($2,418, $314, and $1,844, respectively, for the three months ended March 31, 2024). For Fiscal 2025, net loss includes depreciation of $5,220 related to right-of-use assets, interest expense of $1,306 on lease liabilities, and excludes an amount of $8,509 relating to rent expense ($7,946, $1,211 and $7,814, respectively, for Fiscal 2024). (3) These non-cash gains and losses relate to foreign exchange translation. (4) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. (5) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses. (6) Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details). (7) This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 16 of the audited annual consolidated financial statements for additional details). (8) These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details). (8)

Adjusted Income and Adjusted Income per Share - Basic and Diluted Adjusted Income is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Income per Share - Basic and Diluted is defined as Adjusted Income divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Income for the periods indicated: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except number of shares and per share amounts) 2025 2024 2025 2024 $ $ $ $ Net loss (575,943) (32,540) (667,196) (163,964) Share-based compensation and related payroll taxes(1) 11,812 8,112 56,578 73,785 Amortization of intangible assets 20,820 22,882 88,432 95,048 Acquisition-related compensation(2) 157 — 366 3,105 Transaction-related costs(3) 38 1,766 5,167 2,208 Restructuring(4) 1,430 5,422 17,503 7,206 Goodwill impairment(5) 556,440 — 556,440 — Litigation provisions(6) 98 2,782 12,055 7,470 Deferred income tax expense (recovery) 154 102 191 (323) Adjusted Income 15,006 8,526 69,536 24,535 Weighted average number of Common Shares – basic and diluted(7) 152,106,608 154,863,581 153,676,514 153,765,412 Net loss per share – basic and diluted (3.79) (0.21) (4.34) (1.07) Adjusted Income per Share – Basic and Diluted 0.10 0.06 0.45 0.16 (1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2025, share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense. (2) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. (3) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses. (4) Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details). (5) This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 16 of the audited annual consolidated financial statements for additional details). (6) These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details). (9)

(7) For the three months and fiscal year ended March 31, 2025, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially- dilutive shares. Adjusted Free Cash Flow Adjusted Free Cash Flow is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows. The following table reconciles cash flows from (used in) operating activities to Adjusted Free Cash Flow for the periods indicated: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars) 2025 2024 2025 2024 $ $ $ $ Cash flows used in operating activities (9,938) (28,536) (32,762) (97,667) Capitalized internal development costs(1) (6,058) (2,958) (19,342) (10,678) Additions to property and equipment(2) (941) (3,315) (3,781) (7,506) Merchant cash advances, net(3) 7,639 18,493 44,719 51,346 Adjusted Free Cash Flow (9,298) (16,316) (11,166) (64,505) (1) These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities. (2) These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. (3) These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances. Outlook A discussion of management's expectations as to the Company's outlook for the three months ending June 30, 2025 and fiscal year ending March 31, 2026 is contained in the Company's press release dated May 22, 2025 under the heading "Financial Outlook". The press release is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein. Summary of Factors Affecting our Performance We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Market Adoption of our Platform We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers, with our focus being on complex high GTV customers, particularly retail customers in North America and hospitality customers in Europe. We believe that there is significant potential to increase penetration among retail customers in North America and hospitality customers in Europe as these are the markets in which we believe we have the strongest product-market fit. We plan to do this by further developing our products and services, further enhancing our customer experience, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest (10)

in marketing strategies tailored to attract new businesses to our platform. We plan to continue to invest in our platform to drive market adoption, particularly with retail customers in North America and hospitality customers in Europe, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly- fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. Competition has intensified in our industry and we expect it to continue to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers and shift their focus to in-person shopping and services. We are focused on selling our flagship products in certain key verticals, verticals in which we have the strongest product-market fit, as we believe these core offerings reduce complexity, help improve go-to-market momentum and help deliver stronger performance. Customer Adoption of our Payments Solutions We believe that our payments solutions will continue to be an important part of our business as we continue to increase their availability throughout our customer base. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates. We continue to see adoption of our payment processing solutions, which are one of the largest drivers of revenue growth for the Company. As a significant proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will be impacted by the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation, contract buy-outs and competitive rates. As a result of this initiative, we now require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors. We are limited in our ability to switch certain customers to our embedded payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering. Cross-selling and Up-selling with Existing Customers Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land, onboard and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include improvements to Lightspeed NuORDER, building upon its existing foundation to enable a more seamless inventory ordering process straight from our merchants’ POS. We're further developing its capabilities to provide brands with more actionable data insights on consumers and trends to optimize manufacturing and distribution. We are also focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. Additionally, we plan to invest in and adopt innovative solutions and practices. Our future revenue growth and our ability to achieve and maintain profitability are dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Customer experience, retention and expansion of the suite of solutions will be particularly important drivers for our customers. Pricing Decisions and Initiatives We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have changed our pricing models from time to time and expect to do so in the future. See the risk factor in our Annual Information Form titled "Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants" for more information on the risks related to our pricing decisions and initiatives. (11)

Use of Artificial Intelligence and Machine Learning in our Solutions and Operations We, and many of our partners and suppliers, have and will continue to incorporate artificial intelligence, or AI, solutions into our business and operations from time to time. As with many innovations, AI presents risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business. If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. The use of AI applications may also result in cybersecurity or privacy incidents. Any such incidents related to our use of AI applications could adversely affect our business. In addition, AI may present emerging ethical issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities. Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may be unsuccessful in our product development efforts. Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations. See the risk factor in our Annual Information Form titled "Development of AI and its integration to our operations could present risks and challenges to our business" for more information on the risks related to the use of artificial intelligence and machine learning in our solutions and operations. Economic Conditions and Resulting Consumer Spending Trends Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation, tariffs and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic, political and geopolitical uncertainties, including those related to elections and changes in administrations in the U.S., Canada and Europe (including the impacts of tariffs, other trade conditions or protective government actions), the Israel-Hamas war and Russia's invasion of Ukraine may further amplify such risks. Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally. Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business. Scaling our Sales and Marketing Team Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts globally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our sales headcount will increase as a result of these investments. To complement this strategy, we invest in outbound-led lead generation, particularly focusing on retail customers in North America and hospitality customers in Europe, and complex merchants and restaurateurs with high annual GTV. Our outbound-led lead generation involves the use of field sales teams and in-office outbound sales. In Fiscal 2025, as part of our transformation (12)

strategy, we have begun to enhance our go-to-market strategy with more targeted outbound efforts, field sales, and local marketing expansion. This includes the use of verticalized sales and marketing execution to help maximize efficiency and win customers, including deepening supplier integration in our target verticals for retail customers in North America. For hospitality customers in Europe, we have begun scaling field sales teams and local marketing to support growing lead volume. Retaining and Motivating Qualified Personnel Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers, including with respect to our scaling outbound go-to-market motion for retail customers in North America and scaling field sales motion for hospitality customers in Europe. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, options, restricted share units or other equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS Accounting Standards to recognize share-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which, among other factors, may increase the pressure to limit share-based compensation. Further, certain restrictions pursuant to our equity award plans limit the amount of equity awards we may grant which may require us to offer alternative forms of compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information. Seasonality We believe our transaction-based revenues will continue to represent a significant proportion of our overall revenue mix as a result of customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue. We expect our overall revenue to continue to be correlated to our GPV. While we have observed seasonality for certain prior quarters, historical patterns in our business have not always been and may not in the future be a reliable indicator for our future performance. Foreign Currency Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction- based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations. (13)

Selective Pursuit of Acquisitions and Strategic Opportunities We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued expansion both organically and in integrating the companies we acquire. We believe that we remain well-positioned to continue to grow organically and to selectively pursue new acquisitions and other strategic opportunities given our experience and scale. However, such acquisitions, investments and strategic opportunities could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions, investments or strategic opportunities are ultimately completed. Goodwill Impairment We have incurred a non-cash impairment charge for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed on the Company's goodwill for our operating segment (the "Segment"), as defined in note 3 of the audited annual consolidated financial statements, which is the level at which management monitors goodwill. Our test as at March 31, 2025 resulted in a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customers' sales. If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. We are required to perform our next annual goodwill impairment analysis on December 31, 2025, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 16 of our audited annual consolidated financial statements for Fiscal 2025. Key Components of Results of Operations Revenues Subscription Revenue We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as Delivery, Advanced Insights, Accounting and Inventory, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners. Transaction-based Revenue We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS Accounting Standards. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. We have, on multiple occasions, been able to leverage our increased scale to renegotiate our relationships with our payments partners resulting in better payments economics overall. We also earn revenues from Lightspeed Capital, a merchant cash advance program pursuant to (14)

which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted. Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Offering embedded payments functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $91.3 billion in GTV processed in Fiscal 2025. Hardware and Other Revenue These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing displays, KDS screens, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories. Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships. Direct Cost of Revenues Subscription Cost of Revenue Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and certain corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, professional fees and other third-party direct costs such as customer support and partner fees and amounts paid to third- party cloud service providers. Transaction-based Cost of Revenue Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, direct costs related to our merchant cash advance program, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and certain corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement. Hardware and Other Cost of Revenue Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations. Operating Expenses General and Administrative General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, information security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related costs, litigation costs, costs associated with internal systems, the loss allowance for expected credit losses, fair value movements related to uncollectible merchant cash advances, and general corporate expenses. As a public company in the United States, it is costly for us to obtain director and officer liability insurance, and we have in the past and may in the future need to manage trade-offs between accepting reduced coverage or incurring higher costs to expand our coverage. In the longer term, we expect general and administrative expenses to (15)

decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. Research and Development Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related payroll taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform, primarily for retail customers in North America and hospitality customers in Europe. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Quebec Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e- business tax credits are mostly refundable, a portion of e-business tax credits is non-refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion. The Company recognizes internal development costs as intangible assets only when certain criteria are met (refer to note 3 of the audited annual consolidated financial statements for more details). Sales and Marketing Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion and as we sell more of our technology suite, including our payments solutions, to our existing customer base. Acquisition-related Compensation Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel. (16)

Results of Operations The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2025 and 2024: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except per share amounts) 2025 2024 2025 2024 $ $ $ $ Revenues Subscription 87,858 81,348 344,772 322,000 Transaction-based 157,809 138,994 697,273 545,470 Hardware and other 7,752 9,874 34,781 41,800 Total revenues 253,419 230,216 1,076,826 909,270 Direct cost of revenues Subscription 16,852 18,508 70,753 77,585 Transaction-based 112,743 98,293 505,631 390,522 Hardware and other 11,984 13,715 50,237 55,913 Total direct cost of revenues 141,579 130,516 626,621 524,020 Gross profit 111,840 99,700 450,205 385,250 Operating expenses General and administrative 22,577 22,540 115,139 103,742 Research and development 30,196 27,625 120,335 129,416 Sales and marketing 58,081 57,804 234,844 234,290 Depreciation of property and equipment 1,622 1,790 7,339 6,634 Depreciation of right-of-use assets 1,239 2,418 5,220 7,946 Foreign exchange loss (gain) (668) 501 594 882 Acquisition-related compensation 157 — 366 3,105 Amortization of intangible assets 20,820 22,882 88,432 95,048 Restructuring 1,430 5,422 17,503 7,206 Goodwill impairment 556,440 — 556,440 — Total operating expenses 691,894 140,982 1,146,212 588,269 Operating loss (580,054) (41,282) (696,007) (203,019) Net interest income 8,401 10,524 36,498 42,531 Loss before income taxes (571,653) (30,758) (659,509) (160,488) Income tax expense (recovery) Current 4,136 1,680 7,496 3,799 Deferred 154 102 191 (323) Total income tax expense 4,290 1,782 7,687 3,476 Net loss (575,943) (32,540) (667,196) (163,964) Net loss per share – basic and diluted (3.79) (0.21) (4.34) (1.07) (17)

The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2025 and 2024: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars) 2025 2024 2025 2024 $ $ $ $ Direct cost of revenues 670 976 3,323 6,188 General and administrative 3,641 321 18,054 19,492 Research and development 4,465 2,966 18,654 25,298 Sales and marketing 3,036 3,849 16,547 22,807 Restructuring — 1,995 — 1,995 Total share-based compensation and related payroll taxes(1) 11,812 10,107 56,578 75,780 (1) For the three months and fiscal year ended March 31, 2025, the share-based compensation expense was $12,622 and $55,605, respectively (March 2024 - expense of $10,415 and $72,918 excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring), and the related payroll taxes were a recovery of $810 and an expense of $973, respectively (March 2024 - recovery of $2,303 and an expense of $867). The decrease in share-based compensation and related payroll taxes in Fiscal 2025 was primarily driven by a reduction in the quantity and fair value of stock options and awards issued throughout the past two years compared to the two years prior, and due to awards forfeited throughout the past several quarters, including awards forfeited due to the restructurings. Results of Operations for the Three Months and Fiscal Years Ended March 31, 2025 and 2024 Revenues Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Revenues Subscription 87,858 81,348 6,510 8.0 344,772 322,000 22,772 7.1 Transaction-based 157,809 138,994 18,815 13.5 697,273 545,470 151,803 27.8 Hardware and other 7,752 9,874 (2,122) (21.5) 34,781 41,800 (7,019) (16.8) Total revenues 253,419 230,216 23,203 10.1 1,076,826 909,270 167,556 18.4 Percentage of total revenues Subscription 34.7% 35.3% 32.0% 35.4 % Transaction-based 62.3% 60.4% 64.8% 60.0 % Hardware and other 3.0% 4.3% 3.2% 4.6 % Total 100% 100% 100% 100 % Subscription Revenue Subscription revenue for the three months ended March 31, 2025 increased by $6.5 million or 8% as compared to the three months ended March 31, 2024. Primary drivers for the increase included sales of our flagship solutions and increases in our pricing plans. Subscription revenue for Fiscal 2025 increased by $22.8 million or 7% as compared to Fiscal 2024. Primary drivers for the increase included sales of our flagship solutions and increases in our pricing plans. (18)

Transaction-based Revenue Transaction-based revenue for the three months ended March 31, 2025 increased by $18.8 million or 14% as compared to the three months ended March 31, 2024. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. We now require our eligible new and existing customers to adopt our payments solutions. This increased adoption of our payments solutions is reflected in a year-over- year increase in GPV of 19% from $6.6 billion to $7.9 billion. Transaction-based revenue for Fiscal 2025 increased by $151.8 million or 28% as compared to Fiscal 2024. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. We now require our eligible new and existing customers to adopt our payments solutions. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 40% from $24.2 billion to $33.9 billion. Hardware & Other Revenue Hardware and other revenue for the three months ended March 31, 2025 decreased by $2.1 million or 21% as compared to the three months ended March 31, 2024 due primarily to less hardware being sold to customers in the current period. The initial launch of our unified payments initiative during Fiscal 2024 increased the amount of hardware sold during Fiscal 2024. Hardware and other revenue for Fiscal 2025 decreased by $7.0 million or 17% as compared to Fiscal 2024 due primarily to less hardware being sold to customers in the current period given the initial launch of our unified payments initiative during Fiscal 2024 which increased the amount of hardware sold during Fiscal 2024. Direct Cost of Revenues Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Direct cost of revenues Subscription 16,852 18,508 (1,656) (8.9) 70,753 77,585 (6,832) (8.8) Transaction-based 112,743 98,293 14,450 14.7 505,631 390,522 115,109 29.5 Hardware and other 11,984 13,715 (1,731) (12.6) 50,237 55,913 (5,676) (10.2) Total direct costs of revenues 141,579 130,516 11,063 8.5 626,621 524,020 102,601 19.6 Percentage of revenue Subscription 19.2% 22.8% 20.5% 24.1 % Transaction-based 71.4% 70.7% 72.5% 71.6 % Hardware and other 154.6% 138.9% 144.4% 133.8 % Total 55.9% 56.7% 58.2% 57.6 % Subscription Cost of Revenue Subscription cost of revenue for the three months ended March 31, 2025 decreased by $1.7 million or 9% as compared to the three months ended March 31, 2024. Included in subscription cost of revenue for the three months ended March 31, 2025 is $0.5 million in share-based compensation expense and related payroll taxes, compared to an expense of $0.8 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $1.4 million due to intentional cost control initiatives and efforts to find efficiencies across the Company. This decrease was driven by a decrease in salary and other employee-related costs of $1.3 million and lower software and licensing costs of $0.1 million. Subscription cost of revenue for Fiscal 2025 decreased by $6.8 million or 9% as compared to Fiscal 2024. Included in subscription cost of revenue for Fiscal 2025 is $2.3 million in share-based compensation expense and related payroll taxes, (19)

compared to an expense of $5.1 million in Fiscal 2024. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $4.0 million due to intentional cost control initiatives and efforts to find efficiencies across the Company. This decrease was driven by a decrease in salary and other employee-related costs of $5.2 million, lower partner fees of $1.0 million and lower software and licensing costs of $0.1 million, offset by higher hosting costs of $2.2 million and higher professional fees and other costs of $0.1 million. Transaction-based Cost of Revenue Transaction-based cost of revenue for the three months ended March 31, 2025 increased by $14.5 million or 15% as compared to the three months ended March 31, 2024. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV from the increased adoption of our payments solutions compared to the three months ended March 31, 2024. Transaction-based cost of revenue for Fiscal 2025 increased by $115.1 million or 29% as compared to Fiscal 2024. The increase was primarily due to direct costs related to higher revenue from our payments solutions resulting from an increase in GPV from the increased adoption of our payments solutions compared to Fiscal 2024. Hardware and Other Cost of Revenue Direct cost of hardware and other revenue for the three months ended March 31, 2025 decreased by $1.7 million or 13% as compared to the three months ended March 31, 2024. Included in hardware and other cost of revenue for the three months ended March 31, 2025 is $0.1 million of share-based compensation expense and related payroll taxes, compared to an expense of $0.2 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue decreased by $1.6 million. This decrease was driven primarily by a decrease of $1.6 million due to less hardware being sold to customers in the period and lower professional fees and other costs of $0.4 million for the period, offset by higher salary and other employee-related costs of $0.4 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams. Direct cost of hardware and other revenue for Fiscal 2025 decreased by $5.7 million or 10% as compared to Fiscal 2024. Included in hardware and other cost of revenue for Fiscal 2025 is $0.7 million of share-based compensation expense and related payroll taxes, compared to an expense of $1.1 million in Fiscal 2024. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue decreased by $5.3 million. This decrease was driven primarily by a decrease of $7.9 million due to less hardware being sold to customers in the period and lower software and licensing costs of $0.2 million, offset by higher professional fees and other costs of $1.3 million and higher salary and other employee-related costs of $1.5 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams. Gross Profit Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Gross profit 111,840 99,700 12,140 12.2 450,205 385,250 64,955 16.9 Percentage of total revenues 44.1% 43.3% 41.8% 42.4 % Gross profit for the three months ended March 31, 2025 increased by $12.1 million or 12% compared to the three months ended March 31, 2024. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of increases in our pricing plans, continued adoption of our flagship products and payments solutions, the latter of which was supported by our initiative to offer our POS and payments solutions together as one unified offering, as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Gross profit as a percentage of revenue increased from 43% to 44% due to an increase in subscription revenue and revenue from our merchant cash advance program, and a decrease in (20)

subscription cost of revenue, offset by a higher proportion of customers using Lightspeed Payments, which has a lower gross profit as a percentage of revenue. Gross profit for Fiscal 2025 increased by $65.0 million or 17% compared to Fiscal 2024. The increase was due to growth in our subscription and transaction-based revenue as a result of increases in our pricing plans, continued adoption of our flagship products and payments solutions, the latter of which was supported by our initiative to offer our POS and payments solutions together as one unified offering, as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Gross profit as a percentage of revenue slightly decreased from Fiscal 2024 to Fiscal 2025 mainly due to a higher proportion of customers using Lightspeed Payments, which has a lower gross profit as a percentage of revenue, offset by an increase in subscription revenue and revenue from our merchant cash advance program, and lower subscription cost of revenue. Operating Expenses General and Administrative Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % General and administrative 22,577 22,540 37 0.2 115,139 103,742 11,397 11.0 Percentage of total revenues 8.9% 9.8% 10.7% 11.4 % General and administrative expenses for the three months ended March 31, 2025 remained consistent compared to the three months ended March 31, 2024. Included in general and administrative expenses for the three months ended March 31, 2025 is $3.6 million of share-based compensation expense and related payroll taxes, nil in transaction-related costs and $0.1 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to an expense of $0.3 million, $1.8 million and $2.8 million, respectively, in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $1.1 million. This increase was driven by an increase of $1.9 million related to professional fees and other expenses, offset by a decrease of $0.3 million in salary and other employee-related costs, a decrease of $0.3 million in D&O insurance and a decrease of $0.2 million in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. Our general and administrative expenses as a percentage of revenue decreased from 10% to 9% from the three months ended March 31, 2024 to the three months ended March 31, 2025 mainly due to intentional cost control initiatives and finding efficiencies across the Company and the growth in revenue. General and administrative expenses for Fiscal 2025 increased by $11.4 million or 11% compared to Fiscal 2024. Included in general and administrative expenses for Fiscal 2025 is $18.1 million of share-based compensation expense and related payroll taxes, $5.2 million in transaction-related costs and $12.1 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $19.5 million, $2.2 million and $7.5 million, respectively, in Fiscal 2024. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $5.3 million. This increase was driven by higher professional fees and other expenses of $0.8 million and a $7.5 million increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The bad debt expense has increased in line with the accelerated growth in principal issued for our merchant cash advance program. The increase was offset by a $1.1 million decrease in salary and other employee-related costs, a $1.4 million decrease in D&O insurance and lower software and licensing costs of $0.5 million. Our general and administrative expenses as a percentage of revenue slightly decreased from Fiscal 2024 to Fiscal 2025 mainly due to intentional cost control initiatives and finding efficiencies across the Company and the growth in revenue. (21)

Research and Development Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Research and development 30,196 27,625 2,571 9.3 120,335 129,416 (9,081) (7.0) Percentage of total revenues 11.9% 12.0% 11.2% 14.2 % Research and development expenses for the three months ended March 31, 2025 increased by $2.6 million or 9% compared to the three months ended March 31, 2024. Included in research and development expenses for the three months ended March 31, 2025 is $4.5 million of share-based compensation expense and related payroll taxes compared to $3.0 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $1.1 million driven by an increase of $1.7 million in professional fees and other expenses and higher hosting costs of $0.4 million, offset by lower salary and other employee-related costs of $1.0 million. Our research and development costs as a percentage of revenue remained at 12% from the three months ended March 31, 2024 to the three months ended March 31, 2025. Research and development expenses for Fiscal 2025 decreased by $9.1 million or 7% compared to Fiscal 2024. Included in research and development expenses for Fiscal 2025 is $18.7 million of share-based compensation expense and related payroll taxes compared to $25.3 million in Fiscal 2024. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $2.4 million driven by intentional cost control initiatives including a $1.1 million decrease in professional fees and other expenses, lower salary and other employee-related costs of $1.8 million and lower software and licensing costs of $0.1 million, offset by higher hosting costs of $0.6 million. Our research and development costs as a percentage of revenue decreased from 14% to 11% from Fiscal 2024 to Fiscal 2025. Sales and Marketing Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Sales and marketing 58,081 57,804 277 0.5 234,844 234,290 554 0.2 Percentage of total revenues 22.9% 25.1% 21.8% 25.8 % Sales and marketing expenses for the three months ended March 31, 2025 increased by $0.3 million or 0% as compared to the three months ended March 31, 2024. Included in sales and marketing expenses for the three months ended March 31, 2025 is $3.0 million of share-based compensation expense and related payroll taxes compared to $3.8 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $1.1 million driven by a $2.1 million increase related to professional fees and other expenses, a $0.8 million increase in software and licensing costs and a $1.2 million increase in other spend in sales and marketing, including marketing acquisition and growth spend, branding and trade shows. This increase was offset by lower salary and other employee-related costs of $3.0 million. As a result of our continued focus on prudent spend, our sales and marketing costs as a percentage of revenue decreased from 25% to 23% from the three months ended March 31, 2024 to the three months ended March 31, 2025. Sales and marketing expenses for Fiscal 2025 increased by $0.6 million or 0% as compared to Fiscal 2024. Included in sales and marketing expenses for Fiscal 2025 is $16.5 million of share-based compensation expense and related payroll taxes compared to $22.8 million in the three months ended March 31, 2024. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $6.8 million driven by higher software and licensing costs of $3.3 million, an increase of $5.5 million in professional fees and other expenses, an increase of $3.9 million in other spend in sales and marketing, including marketing acquisition and growth spend, branding and trade shows, offset by lower salary and other employee-related costs of $2.6 million and a decrease of $3.3 million related to our annual sales, customer and partner summit, which we held in person in the prior comparable period while switching to a virtual summit this year in our efforts to find efficiencies across the (22)

Company. As a result of our continued focus on prudent spend, our sales and marketing costs as a percentage of revenue decreased from 26% to 22% from Fiscal 2024 to Fiscal 2025. Depreciation Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Depreciation of property and equipment 1,622 1,790 (168) (9.4) 7,339 6,634 705 10.6 Depreciation of right-of-use assets 1,239 2,418 (1,179) (48.8) 5,220 7,946 (2,726) (34.3) 2,861 4,208 (1,347) (32.0) 12,559 14,580 (2,021) (13.9) Percentage of total revenues 1.1% 1.8% 1.2% 1.6 % Depreciation of property and equipment for the three months ended March 31, 2025 decreased by $0.2 million or 9% as compared to the three months ended March 31, 2024. The decrease in the depreciation of property and equipment is impacted by fully depreciated fixed assets and additions to property and equipment throughout the last 12 months. The decrease in the depreciation of right-of-use assets of $1.2 million or 49% is impacted by lease modifications and terminations in the last 12 months. Depreciation of property and equipment for Fiscal 2025 increased by $0.7 million or 11% as compared to Fiscal 2024. The increase in the depreciation of property and equipment is impacted by additions to property and equipment throughout the last 12 months and fully depreciated fixed assets. The decrease in the depreciation of right-of-use assets of $2.7 million or 34% is impacted by lease modifications and terminations in the last 12 months. Foreign Exchange Loss (Gain) Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Foreign exchange loss (gain) (668) 501 (1,169) (233.3) 594 882 (288) (32.7) Percentage of total revenues (0.3) % 0.2% 0.1% 0.1 % The company realized a foreign exchange gain for the three months ended March 31, 2025 compared to a loss for the three months ended March 31, 2024. Foreign exchange loss for Fiscal 2025 decreased compared to Fiscal 2024. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized. Acquisition-related Compensation Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Acquisition-related compensation 157 — 157 100.0 366 3,105 (2,739) (88.2) Percentage of total revenues 0.1% 0.0% 0.0% 0.3% (23)

Acquisition-related compensation expense for the three months ended March 31, 2025 increased by $0.2 million or 100% as compared to the three months ended March 31, 2024. Acquisition-related compensation expense for Fiscal 2025 decreased by $2.7 million or 88% as compared to Fiscal 2024. The decrease in Fiscal 2025 is due to the deferred compensation from the Ecwid and NuORDER acquisitions becoming fully amortized during Fiscal 2024. The majority of this acquisition-related compensation is tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation is not included in the total purchase consideration, but rather is treated as an acquisition-related compensation expense for post- combination services. Amortization of Intangible Assets Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Amortization of intangible assets 20,820 22,882 (2,062) (9.0) 88,432 95,048 (6,616) (7.0) Percentage of total revenues 8.2% 9.9% 8.2% 10.5 % Amortization of intangible assets for the three months ended March 31, 2025 decreased by $2.1 million or 9% as compared to the three months ended March 31, 2024. The decrease in amortization relates primarily to certain acquired intangible assets that became fully amortized during Fiscal 2025 offset by the amortization of internally generated intangible assets completed during Fiscal 2025. Amortization of intangible assets for Fiscal 2025 decreased by $6.6 million or 7% as compared to Fiscal 2024. The decrease in amortization relates primarily to certain acquired intangible assets that became fully amortized during Fiscal 2025 and Fiscal 2024 offset by the amortization of internally generated intangible assets completed during Fiscal 2025. Restructuring Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Restructuring 1,430 5,422 (3,992) (73.6) 17,503 7,206 10,297 142.9 Percentage of total revenues 0.6% 2.4% 1.6% 0.8 % Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During Fiscal 2025, we announced and implemented reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. The expenses associated with these initiatives were recorded as a restructuring charge. The restructuring expense consists primarily of cash severance costs. Goodwill Impairment Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Goodwill impairment 556,440 — 556,440 100.0 556,440 — 556,440 100.0 Percentage of total revenues 219.6% 0.0% 51.7% 0.0% (24)

During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed for the Company's Segment. We completed an impairment test of goodwill as at March 31, 2025 using the fair value less costs of disposal method. This test demonstrated a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customers' sales. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future (see note 16 of the audited annual consolidated financial statements for additional details). Other Income Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Net interest income 8,401 10,524 (2,123) (20.2) 36,498 42,531 (6,033) (14.2) Percentage of total revenues 3.3% 4.6% 3.4% 4.7 % Net interest income is primarily comprised of interest income of $38.0 million earned on cash and cash equivalents during Fiscal 2025 offset by interest expense primarily on lease liabilities of $1.5 million for Fiscal 2025. Net interest income for Fiscal 2025 decreased by $6.0 million or 14% as compared to Fiscal 2024 due to a decrease in interest income earned in the period on cash and cash equivalents related to lower interest rates and a lower cash balance as compared to the prior comparable period. Income Taxes Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2025 2024 Change Change 2025 2024 Change Change $ $ $ % $ $ $ % Income tax expense (recovery) Current 4,136 1,680 2,456 146.2 7,496 3,799 3,697 97.3 Deferred 154 102 52 51.0 191 (323) 514 (159.1) Total income tax expense 4,290 1,782 2,508 140.7 7,687 3,476 4,211 121.1 Percentage of total revenues Current 1.6% 0.7% 0.7% 0.4 % Deferred 0.1% 0.0% 0.0% 0.0 % Total 1.7% 0.8% 0.7% 0.4 % We recorded an income tax expense of $4.3 million for the three months ended March 31, 2025 compared to an income tax expense of $1.8 million for the three months ended March 31, 2024. The increase of $2.5 million in the current income tax expense primarily relates to the use of non refundable e-business tax credits in Canada to offset the income tax payable which generated an income tax expense of $2.8 million. We recorded an income tax expense of $7.7 million for Fiscal 2025 compared to an income tax expense of $3.5 million for Fiscal 2024, resulting in an increase in deferred income tax expense of $0.5 million and an increase in current income tax expense of $3.7 million. The increase of $3.7 million in the current income tax expense primarily relates to the use of non refundable e- business tax credits in Canada to offset income tax payable which generated an income tax expense of $2.8 million. (25)

Selected Annual Information Fiscal year ended March 31, (In thousands of US dollars, except per share data) 2025 2024 2023 $ $ $ Total revenues 1,076,826 909,270 730,506 Net loss (667,196) (163,964) (1,070,009) Loss per share – basic and diluted (4.34) (1.07) (7.11) Total assets 1,826,203 2,575,154 2,668,732 Total long-term liabilities 13,253 18,087 20,826 See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Total Assets Fiscal 2025 Compared to Fiscal 2024 Total assets decreased by $749.0 million or 29% from Fiscal 2024 to Fiscal 2025 with cash and cash equivalents accounting for $163.6 million of the decrease primarily due to $132.3 million in cash used to repurchase and cancel shares under a normal course issuer bid, and due to cash used to grow our merchant cash advance program. Goodwill decreased by $551.3 million primarily due to a non-cash impairment charge of $556.4 million offset by an increase related to a business combination. Trade and other receivables accounted for $9.2 million of the decrease which includes a decrease in trade receivables net of allowance for expected credit losses of $9.8 million, a decrease in research and development tax credits receivable of $0.7 million, a decrease in accrued interest and other receivables of $1.6 million and an increase in sales tax receivable of $2.8 million. The property and equipment and intangibles accounted for $3.4 million and $67.5 million of the decrease respectively, primarily due to the depreciation and amortization taken during the period offset by capitalized internal development costs for intangibles. The right of use assets, inventory, other long term assets and deferred tax assets also accounted for $4.4 million, $1.9 million, $2.3 million and $0.3 million of the decrease, respectively. The decrease in total assets was partially offset by an increase in merchant cash advances of $31.9 million due to the growth in our merchant cash advance program and an increase in other current assets of $22.9 million primarily related to an increase in prepaid expenses and an increase in commission and contract assets. Fiscal 2024 Compared to Fiscal 2023 Total assets decreased by $93.6 million or 4% from Fiscal 2023 to Fiscal 2024 with cash and cash equivalents accounting for $78.1 million of the decrease primarily due to cash spent on operating activities of $97.7 million. The lease right-of-use assets and intangibles accounted for $3.9 million and $84.4 million of the decrease, respectively, primarily due to the depreciation and amortization taken during the period. There was also a decrease in goodwill of $1.4 million due to foreign currency differences on translation of foreign operations. The decrease in total assets was offset by an increase in trade and other receivables of $7.4 million which is primarily due to growing trade receivables, and an increase in merchant cash advances of $44.7 million. In addition, the decrease in total assets was offset by an increase in inventory of $3.7 million mainly to ensure that we had sufficient inventory to service our customers who sign up for Lightspeed Payments, an increase in other short term and long term assets of $5.8 million and $11.3 million, respectively, primarily related to an increase in commission and contract assets and an increase in property and equipment of $1.0 million. Total Liabilities Fiscal 2025 Compared to Fiscal 2024 Total liabilities decreased by $0.5 million or 0% from Fiscal 2024 to Fiscal 2025 driven by a decrease in long-term liabilities of $4.8 million, offset by an increase in current liabilities of $4.3 million. The drivers of the increase in current liabilities were an increase in deferred revenue of $1.4 million, an increase in provisions and other payables of $2.7 million, which includes an increase in foreign exchange forward contracts liability of $2.5 million, an increase in trade payables and trade accruals of $0.6 million and an increase in accrued compensation and benefits of $1.9 million, offset by a decrease in income taxes payable of $0.2 million, a decrease in lease liabilities of $1.3 million, a decrease in sales tax payable of $0.2 million, and a decrease in accrued (26)

payroll taxes on share-based compensation of $0.7 million. The drivers of the decrease in long-term liabilities were a decrease in lease liabilities of $5.0 million and a decrease in other long-term liabilities of $0.4 million, offset by an increase in deferred revenue of $0.2 million and an increase in deferred tax liabilities of $0.3 million. Fiscal 2024 Compared to Fiscal 2023 Total liabilities decreased by $8.5 million or 5% from Fiscal 2023 to Fiscal 2024 driven by a decrease in current liabilities of $5.8 million and a decrease in long-term liabilities of $2.7 million. The main drivers of the decrease in current liabilities were a decrease in income taxes payable of $5.2 million, a decrease in trade payables and trade accruals of $3.5 million, a decrease in acquisition-related payables of $0.3 million, and a decrease in deferred revenue of $0.8 million, offset by an increase in accrued compensation and benefits of $1.1 million, an increase in provisions and other payables of $0.7 million, an increase in lease liabilities of $0.3 million, an increase in sales tax payable of $1.3 million, and an increase in accrued payroll taxes on share-based compensation of $0.5 million. The main driver of the decrease in long-term liabilities was a decrease in lease liabilities of $2.3 million and a decrease in deferred revenue of $0.4 million. Quarterly Results of Operations The following table sets forth selected quarterly consolidated statements of operations data for each of the eight quarters ended March 31, 2025. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period. Three months ended (In thousands of US dollars, except per share amounts) Jun. 30, 2023 Sept. 30, 2023 Dec. 31, 2023 Mar. 31, 2024 Jun. 30, 2024 Sept. 30, 2024 Dec. 31, 2024 Mar. 31, 2025 $ $ $ $ $ $ $ $ Revenues 209,086 230,273 239,695 230,216 266,091 277,182 280,134 253,419 Direct cost of revenues 121,181 134,105 138,218 130,516 157,883 162,899 164,260 141,579 Gross profit 87,905 96,168 101,477 99,700 108,208 114,283 115,874 111,840 Operating expenses General and administrative 24,944 26,324 29,934 22,540 31,856 31,247 29,459 22,577 Research and development 34,035 33,081 34,675 27,625 27,471 30,520 32,148 30,196 Sales and marketing 55,288 60,290 60,908 57,804 57,070 65,681 54,012 58,081 Depreciation of property and equipment 1,457 1,493 1,894 1,790 1,973 1,853 1,891 1,622 Depreciation of right-of-use assets 2,230 1,647 1,651 2,418 1,394 1,369 1,218 1,239 Foreign exchange loss (gain) 671 689 (979) 501 85 (1,337) 2,514 (668) Acquisition-related compensation 2,545 560 — — — 52 157 157 Amortization of intangible assets 24,505 23,990 23,671 22,882 22,895 22,612 22,105 20,820 Restructuring 472 80 1,232 5,422 9,541 164 6,368 1,430 Goodwill impairment — — — — — — — 556,440 Total operating expenses 146,147 148,154 152,986 140,982 152,285 152,161 149,872 691,894 Operating loss (58,242) (51,986) (51,509) (41,282) (44,077) (37,878) (33,998) (580,054) Net interest income 10,362 10,746 10,899 10,524 10,166 9,543 8,388 8,401 Loss before income taxes (47,880) (41,240) (40,610) (30,758) (33,911) (28,335) (25,610) (571,653) Income tax expense (recovery) Current 1,215 755 149 1,680 801 1,692 867 4,136 Deferred (392) 497 (530) 102 300 (372) 109 154 Total income tax expense (recovery) 823 1,252 (381) 1,782 1,101 1,320 976 4,290 Net loss (48,703) (42,492) (40,229) (32,540) (35,012) (29,655) (26,586) (575,943) Net loss per share – basic and diluted (0.32) (0.28) (0.26) (0.21) (0.23) (0.19) (0.17) (3.79) (27)

Revenues Our total quarterly revenue increased successively for all periods presented (except for the three months ended March 31, 2024 and March 31, 2025) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and our flagship solutions. The decrease in revenues in the three month period ended March 31, 2024 and March 31, 2025 was primarily due to the impact of seasonality on our revenues as transaction- based revenues comprise an increasingly larger proportion of our revenue mix. For retail, the three months ended December 31 is historically our seasonally strongest quarter for GTV due to the holiday season. For hospitality, the three months ended September 30 is historically our seasonally strongest quarter for GTV. The three months ended March 31 is historically our weakest GTV quarter for both retail and hospitality, contributing to the decline in our revenues for the three months ended March 31, 2024 and March 31, 2025 compared to the three months ended December 31, 2023 and December 31, 2024. Direct Cost of Revenues Our total quarterly direct cost of revenues increased successively for all periods presented (except for the three months ended March 31, 2024 and March 31, 2025). In general, increases from period to period are primarily due to increased costs associated with supporting an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues. The decrease in direct cost of revenues for the three months ended March 31, 2024 and March 31, 2025 is aligned with the decrease in revenues within the periods due to the impact of seasonality. Gross Profit Our total quarterly gross profit increased successively in all periods (except the three months ended March 31, 2024 and March 31, 2025) due to an increase in the number of customers using our flagship products and payments solutions, particularly high GTV customers. The decrease in total quarterly gross profit for the three months ended March 31, 2024 and March 31, 2025 is primarily due to the impact of seasonality on our revenues. Although our gross profit has declined over time as a percentage of revenue due to more customers adopting our payments solutions, which solutions carry higher direct costs than our software solutions, with this decline being partially offset by the increase in revenue from our merchant cash advance program, which revenue stream carries a significantly higher margin, the average amount of gross profit generated from each customer has generally continued to increase, improving our unit economics. Operating Expenses Our total quarterly operating expenses increased successively from the three months ended June 30, 2023 to the three months ended December 30, 2023. The increase in operating expenses in the three months ended September 30, 2023 was mainly due to an increase in sales and marketing expenses which mostly consisted of higher share-based compensation from a forfeiture of awards in the prior period. The increase in operating expenses in the three months ended December 31, 2023 was mainly due to higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, as well as an increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The decrease in operating expenses in the three months ended March 31, 2024 was mainly due to lower share-based compensation and related payroll taxes primarily due to the forfeiture of awards of certain executive officers during the period. The increase in operating expenses in the three months ended June 30, 2024 includes higher restructuring charges as a result of the reorganization announced within that quarter, higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, and an increase in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances; the bad debt expense increased in line with the accelerated growth in principal issued for our merchant cash advance program. The three months ended September 30, 2024 saw a slight decrease in operating expenses due to lower restructuring charges as a result of the reorganization in the prior quarter offset by an increase in sales and marketing expenses which mainly consisted of higher share-based compensation and related payroll taxes and an increase in professional fees. The decrease in operating expenses in the three months ended December 31, 2024 was mainly due to a decrease in sales and marketing expenses, with sales and marketing expenses decreasing primarily due to lower share-based compensation and related payroll taxes and lower professional fees. These expenses had increased in the previous quarter, contributing to the subsequent decline. The decrease in sales and marketing expenses within the period was also attributable to lower salary and other employee-related costs related to the restructuring. The decrease was partially offset by an increase in restructuring charges and in the foreign exchange loss due to the strengthening of the US dollar within the period. The increase in operating expenses in the three months ended March 31, 2025 was primarily due to the non-cash goodwill impairment charge of $556.4 million in the quarter and an increase in professional fees. This increase was partially offset by a decrease in bad debt expense which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash (28)

advances, lower salary and other employee-related costs, a foreign exchange gain compared to a loss in the previous quarter and lower restructuring charges as a result of the reorganization in the prior quarter. We note that a portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends. See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Liquidity and Capital Resources Overview The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements. Working Capital Our primary source of cash flow has been from raising capital totaling over $2.0 billion since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital, our merchant cash advance program, opportunistically repurchasing shares and acquisitions we may execute. Working capital surplus as at March 31, 2025 was $649.0 million. Given our existing cash and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives. Base Shelf Prospectus In May 2023, pursuant to "well-known seasoned issuer" blanket orders of the Canadian Securities Administrators, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements during the 25- month period that the Base Prospectus is effective. Normal Course Issuer Bid Our board of directors and the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) for us to purchase at our discretion for cancellation up to 9,722,677 subordinate voting shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of subordinate voting shares issued and outstanding as at March 22, 2024, over the twelve-month period from April 5, 2024 and ended April 4, 2025. Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 subordinate voting shares representing 25% of the average daily trading volume of 660,709 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024. In connection with the NCIB, we also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase subordinate voting shares at times when we would ordinarily not be permitted to purchase our subordinate voting shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters. During Fiscal 2025, we repurchased and cancelled 9,722,677 subordinate voting shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $134.2 million. Of the 9,722,677 subordinate voting shares repurchased, 7,048,751 were purchased under the ASPP for a consideration of $92.4 million. We did not repurchase any of our subordinate voting shares under an NCIB in Fiscal 2024. (29)

Subsequent Event Our board of directors and the TSX approved the renewal of the NCIB for us to purchase at our discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period commencing on April 5, 2025 and ending no later than April 4, 2026. Our shareholders may obtain, without charge, a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company with the TSX by contacting our Investor Relations department at investorrelations@lightspeedhq.com. Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025. In connection with the NCIB, subsequent to the end of the year, we also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when we would ordinarily not be permitted to purchase our Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters. During April 2025, under the NCIB and pursuant to the ASPP, we repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a consideration of $84.4 million. We believe that the purchase of our subordinate voting shares under the NCIB is an appropriate investment since, in our view, market prices from time to time may not reflect the underlying value of Lightspeed's business. Cash Flows The following table presents cash and cash equivalents as at March 31, 2025 and 2024, and cash flows from or used in operating, investing, and financing activities for the three months and the fiscal years ended March 31, 2025 and 2024: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars) 2025 2024 2025 2024 $ $ $ $ Cash and cash equivalents 558,469 722,102 558,469 722,102 Cash flows from (used in): Operating activities (9,938) (28,536) (32,762) (97,667) Investing activities 445 4,104 8,042 25,950 Financing activities (94,181) (2,347) (138,676) (6,226) Effect of foreign exchange on cash and cash equivalents 575 (526) (237) (109) Net decrease in cash and cash equivalents (103,099) (27,305) (163,633) (78,052) Cash Flows used in Operating Activities Cash flows used in operating activities for the three months ended March 31, 2025 were $9.9 million compared to cash flows used in operating activities of $28.5 million for the three months ended March 31, 2024. For the three months ended March 31, 2025, Adjusted Free Cash Flow3 used was $9.3 million compared to $16.3 million for the three months ended March 31, 2024. This $7.0 million improvement is mainly due to increased gross profit and includes working capital movements such as timing differences related to current receivables and payables. Cash flows used in operating activities for Fiscal 2025 were $32.8 million compared to $97.7 million for Fiscal 2024. For Fiscal 2025, Adjusted Free Cash Flow3 used was $11.2 million compared to $64.5 million for Fiscal 2024. This $53.3 million (30) 3 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios"

improvement is mainly due to increased gross profit and includes working capital movements such as timing differences related to current receivables and payables. Cash Flows from Investing Activities Cash flows from investing activities for the three months ended March 31, 2025 were $0.4 million compared to $4.1 million for the three months ended March 31, 2024. The decrease in cash flows from investing activities was primarily due to a decrease of $2.2 million in interest income received, an increase of $3.1 million in cash outflows associated with capitalized internal development costs and a cash outflow of $0.7 million related to a business acquisition, offset by a decrease of $2.4 million in cash outflows associated with additions to property and equipment. Cash flows from investing activities for Fiscal 2025 were $8.0 million compared to $26.0 million for Fiscal 2024. The decrease in cash flows from investing activities was primarily due to a decrease of $5.5 million in interest income received, an increase of $8.7 million in cash outflows associated with capitalized internal development costs and a cash outflow of $7.5 million related to a business acquisition, offset by a decrease of $3.7 million in cash outflows associated with additions to property and equipment. Cash Flows used in Financing Activities Cash flows used in financing activities for the three months ended March 31, 2025 were $94.2 million compared to $2.3 million in the three months ended March 31, 2024. The increase in cash flows used in financing activities was mainly due to a cash outflow of $92.4 million from shares repurchased and cancelled and an increase of $0.1 million in financing costs, offset by an increase $0.4 million in cash inflows associated with the exercise of stock options under our equity incentive plans and a decrease of $0.3 million in cash outflows associated with lease liabilities and movement in restricted lease deposits. Cash flows used in financing activities for Fiscal 2025 were $138.7 million compared to $6.2 million in Fiscal 2024. The increase in cash flows used in financing activities was mainly due to a cash outflow of $132.3 million from shares repurchased and cancelled, an increase of $0.2 million in cash outflows associated with lease liabilities and movement in restricted lease deposits and an increase of $0.1 million in financing costs, offset by a decrease in share issuance costs of $0.1 million and an increase of $0.1 million in cash inflows associated with the exercise of stock options under our equity incentive plans. We believe that our current cash balance, available financing, cash flows from operations and credit available under our credit facility are adequate for the Company’s future operating cash needs. Contractual Obligations We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2025: Payments due by period (In thousands of US dollars) < 1 Year 1 to 3 Years 4 to 5 Years >5 Years Total Accounts payable and accrued liabilities 73,075 — — — 73,075 Other long-term liabilities — 562 — — 562 Lease obligations(1) 9,483 12,771 8,804 200 31,258 Significant unconditional purchase obligations(2) 37,210 87,020 14,000 — 138,230 Total contractual obligations 119,768 100,353 22,804 200 243,125 (1) The lease obligations also include short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and five years. See note 13 to the audited annual consolidated financial statements for further details regarding leases. (2) We are subject to certain unconditional hardware purchase obligations and non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments. (31)

Off-Balance Sheet Arrangements We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims. Related Party Transactions We have no material related party transactions, other than those noted in our audited annual consolidated financial statements. The executive compensation expense for the top five key management personnel is as follows for Fiscal 2025 and Fiscal 2024: Fiscal year ended March 31, (In thousands of US dollars) 2025 2024 $ $ Short-term employee benefits and termination benefits 2,569 4,374 Share-based payments 11,963 11,778 Total compensation paid to key management personnel 14,532 16,152 Financial Instruments and Other Instruments Fair Value The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for Fiscal 2025 include an average repayment period of 8 months, an average discount rate, over the repayment period, of 14% and amounts deemed uncollectible, which includes write offs, of $12.5 million. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods. Transaction-based revenues for Fiscal 2025 includes $35.2 million from merchant cash advances related to fees collected incorporating fair value movement ($17.2 million for Fiscal 2024) and general & administrative expenses for Fiscal 2025 include $12.5 million from merchant cash advances deemed uncollectible, which includes write offs ($6.0 million for Fiscal 2024). Credit and Concentration Risk Our credit risk is primarily attributable to our cash and cash equivalents, trade and other receivables, and our merchant cash advances. We do not generally require a guarantee from our customers for trade receivables. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security. Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables and merchant cash advances. Moreover, balances for trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts. We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward- looking factors specific to the debtors and the economic environment. In Fiscal 2025, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk. Liquidity Risk We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows used in operations and anticipated (32)

investing and financing activities. We have $558.5 million of cash and cash equivalents as well as a credit facility available as at March 31, 2025, demonstrating our liquidity and ability to pay financial liabilities as they become due. Foreign Exchange Risk We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies include the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was $113.8 million CAD as at March 31, 2025 (March 31, 2024 - $95.6 million CAD). The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars: 2025 CAD EUR AUD GBP NZD Other Total $ $ $ $ $ $ $ Cash and cash equivalents and restricted cash 3,600 10,019 3,244 2,759 2,151 1,469 23,242 Trade and other receivables 17,333 4,615 723 1,468 356 279 24,774 Merchant cash advances 14,359 14,291 12,921 7,671 1,348 — 50,590 Contract assets 3,758 6,340 5,876 2,452 1 1,483 19,910 Accounts payable and accrued liabilities (10,218) (12,383) (3,573) (613) (2,771) (3,135) (32,693) Other long-term liabilities (192) (207) (41) (97) — (3) (540) Lease liabilities (8,739) (3,306) (1,046) (1,957) (1,218) (63) (16,329) Net financial position exposure 19,901 19,369 18,104 11,683 (133) 30 68,954 Interest Rate Risk Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables and accounts payable and accrued liabilities do not bear interest. We are not exposed to material interest rate risk. Share Price Risk Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant. Inflation Risk We are subject to inflation risk that could have a material effect on our business, financial condition and results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation increases, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction. (33)

Critical Accounting Policies and Estimates The preparation of our consolidated financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment. Revenue Recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Impairment of Non-financial Assets Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed on the Company's goodwill for our Segment, which is the level at which management monitors goodwill. Our test as at March 31, 2025 resulted in a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customer's sales. If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2025, or earlier should there be a goodwill impairment trigger before then. For additional information, see note 16 of the audited annual consolidated financial statements for Fiscal 2025. Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. (34)

Share-Based Compensation We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield. Provisions We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the financial position and operating results of the Company. For additional information, see note 24 of the audited annual consolidated financial statements for Fiscal 2025. Internally Generated Intangible Assets We recognize internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use. New Accounting Pronouncements From time to time, new accounting pronouncements are issued by the International Accounting Standards Board ("IASB") or other standard-setting bodies, and are adopted as of the specified effective date. New and Amended Material Accounting Policies Adopted by the Company The IASB has issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position, amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to enhance the transparency of supplier finance arrangements by including disclosure requirements, and amendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback transaction. These amendments to IAS 1, IAS 7, IFRS 7 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. We have adopted these amendments as of April 1, 2024. The adoption did not change any classification of financial liabilities, and there was no impact on our accounting policies or the consolidated financial statements as a result of adopting such amendments. There were no other IFRS Accounting Standards effective within Fiscal 2025 or International Financial Reporting Interpretations Committee (IFRIC) interpretations that had a material impact on our accounting policies or the consolidated financial statements. New and Amended Material Accounting Policies Issued but not yet Effective At the date of authorization of these financial statements, we have not yet applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to clarify how to assess and account for situations where a currency is not exchangeable into another. This amendment is effective for annual (35)

periods beginning on or after January 1, 2025. We do not expect that the adoption of this standard will have a material impact on our consolidated financial statements in future periods. In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduces disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. We are currently evaluating the impact of this amendment on our consolidated financial statements. The IASB has also issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. We are currently evaluating the impact of this standard on our consolidated financial statements. Outstanding Share Information Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the TSX and the New York Stock Exchange. Our authorized share capital consists of (i) an unlimited number of subordinate voting shares and (ii) an unlimited number of preferred shares, issuable in series, of which 137,386,825 subordinate voting shares and no preferred shares were issued and outstanding as of May 20, 2025. As of May 20, 2025, there were 122,293 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 122,293 were vested as of such date), and 10,140,451 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 5,208,573 were vested as of such date). Each such option is or will become exercisable for one subordinate voting share. As of May 20, 2025, there were 8,326 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 8,326 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one subordinate voting share. As of May 20, 2025, there were 175,198 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 20, 2025, there were 6,649,051 RSUs outstanding under the Company’s Omnibus Plan (of which 2,010,297 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. Disclosure Controls and Procedures and Internal Control Over Financial Reporting Disclosure Controls and Procedures Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2025 were effective. Management's Annual Report on Internal Control over Financial Reporting Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is (36)

designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2025. Attestation Report of the Independent Registered Public Accounting Firm The effectiveness of the Company's internal control over financial reporting as at March 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2025. Changes in Internal Control over Financial Reporting During the year ended March 31, 2025, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Limitations of Controls and Procedures Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. (37)

Lightspeed Commerce Inc. Consolidated Financial Statements March 31, 2025 and 2024 (expressed in thousands of US dollars)

Management's Annual Report on Internal Control Over Financial Reporting Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as of March 31, 2025. The effectiveness of the Company's internal control over financial reporting as of March 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein. May 22, 2025 /s/ Dax Dasilva Dax Dasilva Chief Executive Officer /s/ Asha Hotchandani Bakshani Asha Hotchandani Bakshani Chief Financial Officer 2

PricewaterhouseCoopers LLP 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1 T.: +1 514 205 5000, F.: +1 514 876 1502, Fax to mail: ca_montreal_main_fax@pwc.com “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Lightspeed Commerce Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Lightspeed Commerce Inc. and its subsidiaries (the Company) as of March 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Revenue Recognition - Principal versus Agent Considerations for payment processing services As described in Notes 3, 4 and 5 to the consolidated financial statements, transaction-based revenue amounted to $697 million for the year ended March 31, 2025, of which a significant portion relates to payment processing services. In accounting for the payment processing services and for determining whether revenue should be recognized based on the gross amount billed to a customer or the net amount retained, where another party contributes to providing the specified service to a customer, management follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from payment processing services provided at the time of the transaction at the gross amount of consideration paid by the customer, when the Company is the principal in the arrangement with the customer. The Company is the principal in the arrangement when it controls the specified service before that service is transferred to the customer. To determine if the Company controls the specified service before that service is transferred to the customer, management considers indicators including whether the Company is primarily responsible for fulfilling the promise to provide the specified service, whether the Company has inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer, and whether the Company has discretion in establishing the price for the specified service. If the Company does not control the specified service, the Company is an agent in the arrangement with the customer and recognizes transaction-based revenue at the net amount. To assess whether management controls the specified service, management considers among other things whether the Company (i) performs additional services, which are integrated with the payment processing services prior to delivering the services to the customer, (ii) bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer, and (iii) has full discretion in establishing prices for the payment processing services. The principal considerations for our determination that performing procedures relating to Revenue Recognition – Principal versus Agent Considerations for payment processing services is a critical audit matter are (a) that there was significant judgment applied by management in assessing whether the Company (i) is primarily responsible for fulfilling the promise to provide the specified service, (ii) has inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer and (iii) has discretion in establishing the price for the specified service and (b) a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating management’s determination as to whether the Company had promised to provide the specified service as principal or as an agent. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination as to whether the Company had promised to provide the service as principal or as an agent. These procedures also included, among others, testing the reasonableness of management’s determination as to whether the Company provides the payment processing services as principal or as an agent in the arrangement with the customer, which included assessing whether the Company had control of the specified service before the service was transferred to a customer. This assessment was performed by considering (i) the contractual terms with customers and agreements with service providers on a sample basis, with respect to whether the Company is primarily responsible for fulfilling the promise to provide the service, bears the inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer and has discretion in establishing the price for the service and (ii) whether the conclusions reached by management were consistent with evidence obtained in other areas of the audit. Goodwill impairment assessment As described in Notes 3, 4 and 16 to the consolidated financial statements, the carrying amount of the Company’s goodwill balance is $798 million as of March 31, 2025. Management reviews the carrying value of goodwill on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount at the Company’s operating segment level (Segment), which is the level at which management monitors goodwill. The Segment’s recoverable amount is the higher of the Segment’s fair value less costs of disposal and its value in use. During the three months ended March 31, 2025, there were changes in macroeconomic conditions and the Company’s share price and market capitalization decreased. This led to the carrying amount of the Company’s net assets exceeding the Company’s market capitalization as of March 31, 2025. This triggered an impairment test to be performed for the Company’s Segment. Management completed an impairment test of goodwill as of March 31, 2025 using a fair value less costs of disposal method. This test resulted in an impairment charge of $556 million. The recoverable amount of the Company’s Segment was estimated using an income approach, more specifically, a discounted cash flow model. Key assumptions used by management in the discounted cash flow model included revenue growth rate, terminal value multiple and discount rate. The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the judgment by management when determining the recoverable amount of the Company’s Segment; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s key assumptions related to revenue growth rate, terminal value multiple and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amount of the Company’s Segment. These procedures also included, among others, (i) testing management’s process for determining the recoverable amount; (ii) testing the mathematical accuracy of the model and the underlying data used in the discounted cash flow model; and (iii) evaluating the reasonableness of the key assumptions used by management related to the revenue growth rate, terminal value multiple and the discount rate by considering the current and past performance of the Company’s Segment and the consistency with external market and industry data, as applicable. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and in assessing the reasonableness of key assumptions related to the terminal value multiple and the discount rate. Montréal, Canada May 22, 2025 We have served as the Company’s auditor since 2015. /s/PricewaterhouseCoopers LLP

Lightspeed Commerce Inc. Consolidated Balance Sheets As at March 31, 2025 and 2024 (expressed in thousands of US dollars) Notes 2025 2024 Assets $ $ Current assets Cash and cash equivalents 27 558,469 722,102 Trade and other receivables 11, 27 53,077 62,284 Merchant cash advances 27 106,169 74,236 Inventories 6 14,612 16,492 Other current assets 12 65,696 42,786 Total current assets 798,023 917,900 Lease right-of-use assets, net 13 12,714 17,075 Property and equipment, net 14 17,102 20,496 Intangible assets, net 15 159,542 227,031 Goodwill 16 797,962 1,349,235 Other long-term assets 17 40,562 42,865 Deferred tax assets 22 298 552 Total assets 1,826,203 2,575,154 Liabilities and Shareholders’ Equity Current liabilities Accounts payable and accrued liabilities 18, 27 73,075 68,679 Lease liabilities 13 5,654 6,942 Income taxes payable 22 1,540 1,709 Deferred revenue 5 68,714 67,336 Total current liabilities 148,983 144,666 Deferred revenue 5 1,088 851 Lease liabilities 13 11,319 16,269 Other long-term liabilities 562 967 Deferred tax liabilities 22 284 — Total liabilities 162,236 162,753 Shareholders’ equity Share capital 20 4,157,395 4,362,691 Additional paid-in capital 25 200,634 213,918 Accumulated other comprehensive loss 21, 27 (7,462) (4,045) Accumulated deficit (2,686,600) (2,160,163) Total shareholders’ equity 1,663,967 2,412,401 Total liabilities and shareholders’ equity 1,826,203 2,575,154 Commitments and contingencies 23, 24 Approved by the Board of Directors /s/ Paul McFeeters Director /s/ Dax Dasilva Director The accompanying notes are an integral part of these consolidated financial statements. 7

Lightspeed Commerce Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except per share amounts) Notes 2025 2024 $ $ Revenues 5 1,076,826 909,270 Direct cost of revenues 6, 8 626,621 524,020 Gross profit 450,205 385,250 Operating expenses General and administrative 8 115,139 103,742 Research and development 8 120,335 129,416 Sales and marketing 8 234,844 234,290 Depreciation of property and equipment 14 7,339 6,634 Depreciation of right-of-use assets 13 5,220 7,946 Foreign exchange loss 594 882 Acquisition-related compensation 366 3,105 Amortization of intangible assets 15 88,432 95,048 Restructuring 8, 24 17,503 7,206 Goodwill impairment 16 556,440 — Total operating expenses 1,146,212 588,269 Operating loss (696,007) (203,019) Net interest income 9 36,498 42,531 Loss before income taxes (659,509) (160,488) Income tax expense (recovery) 22 Current 7,496 3,799 Deferred 191 (323) Total income tax expense 7,687 3,476 Net loss (667,196) (163,964) Other comprehensive income (loss) 21, 27 Items that may be reclassified to net loss Foreign currency differences on translation of foreign operations (732) (1,302) Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax (2,685) 314 Total other comprehensive loss (3,417) (988) Total comprehensive loss (670,613) (164,952) Net loss per share – basic and diluted 10 (4.34) (1.07) The accompanying notes are an integral part of these consolidated financial statements. 8

Lightspeed Commerce Inc. Consolidated Statements of Cash Flows For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars) 2025 2024 $ $ Cash flows from (used in) operating activities Net loss (667,196) (163,964) Items not affecting cash and cash equivalents Share-based acquisition-related compensation — 2,953 Amortization of intangible assets 88,432 95,048 Depreciation of property and equipment and lease right-of-use assets 12,559 14,580 Deferred income tax expense (recovery) 191 (323) Share-based compensation expense 55,605 74,913 Unrealized foreign exchange gain (290) (116) Goodwill impairment 556,440 — (Increase)/decrease in operating assets and increase/(decrease) in operating liabilities Trade and other receivables 8,913 (7,566) Merchant cash advances (31,933) (44,744) Inventories 1,880 (3,653) Other assets (20,903) (15,759) Accounts payable and accrued liabilities (892) (194) Income taxes payable (169) (5,210) Deferred revenue 1,503 (1,133) Other long-term liabilities (404) 32 Net interest income (36,498) (42,531) Total operating activities (32,762) (97,667) Cash flows from (used in) investing activities Additions to property and equipment (3,781) (7,506) Additions to intangible assets (19,342) (10,678) Acquisition of business, net of cash acquired (7,513) — Interest income 38,678 44,134 Total investing activities 8,042 25,950 Cash flows from (used in) financing activities Proceeds from exercise of stock options, net of tax withholding for net share settlement 2,231 2,144 Share issuance costs — (106) Shares repurchased and cancelled (132,317) — Payment of lease liabilities and movement in restricted lease deposits (8,410) (8,227) Financing costs (180) (37) Total financing activities (138,676) (6,226) Effect of foreign exchange rate changes on cash and cash equivalents (237) (109) Net decrease in cash and cash equivalents during the year (163,633) (78,052) Cash and cash equivalents – Beginning of year 722,102 800,154 Cash and cash equivalents – End of year 558,469 722,102 Income taxes paid 4,654 7,622 The accompanying notes are an integral part of these consolidated financial statements. 9

Lightspeed Commerce Inc. Consolidated Statements of Changes in Shareholders' Equity For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) Issued and Outstanding Shares Notes Number of shares Amount Additional paid-in capital Accumulated other comprehensive loss Accumulated deficit Total $ $ $ $ $ Balance as at March 31, 2023 151,170,305 4,298,683 198,022 (3,057) (1,996,199) 2,497,449 Net loss — — — — (163,964) (163,964) Share issuance costs 20 — (106) — — — (106) Exercise of stock options and settlement of share awards 25 2,151,372 61,161 (59,017) — — 2,144 Share-based compensation 25 — — 74,913 — — 74,913 Share-based acquisition-related compensation 225,939 2,953 — — — 2,953 Other comprehensive loss 21, 27 — — — (988) — (988) Balance as at March 31, 2024 153,547,616 4,362,691 213,918 (4,045) (2,160,163) 2,412,401 Net loss — — — — (667,196) (667,196) Exercise of stock options and settlement of share awards, net of shares withheld for taxes 25 2,574,408 71,120 (68,889) — — 2,231 Share-based compensation 25 — — 55,605 — — 55,605 Shares repurchased and cancelled 20 (9,722,677) (276,416) — — 140,759 (135,657) Other comprehensive loss 21, 27 — — — (3,417) — (3,417) Balance as at March 31, 2025 146,399,347 4,157,395 200,634 (7,462) (2,686,600) 1,663,967 The accompanying notes are an integral part of these consolidated financial statements. 10

1. Organization and nature of operations Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD". 2. Basis of presentation and consolidation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and were approved for issue by the Board of Directors (the "Board") of the Company on May 22, 2025. The consolidated financial statements provide comparative information in respect of the previous year. The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries including, but not limited to: Lightspeed Netherlands B.V., Lightspeed Payments USA Inc., Kounta Pty Ltd, Lightspeed Commerce USA Inc., Upserve, Inc., Vend Limited, Lightspeed NuORDER Inc. and Ecwid, Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of all subsidiaries, including those of new subsidiaries of Lightspeed from the reporting period starting on their acquisition or incorporation date, are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are fully consolidated until the date that Lightspeed’s control ceases. 3. Material accounting policies Revenue recognition The Company’s main sources of revenue are subscriptions for its platforms and revenue from its payment processing services. Other sources of revenue for the Company include payment residuals, merchant cash advances, professional services and sales of hardware as described below. For revenue streams that involve another party that contributes to providing a specified good or service to a customer, the Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a customer or the net amount retained. The Company is the principal in the arrangement and recognizes revenue at the gross amount billed to a customer when it controls the specified good or service before that good or service is transferred to the customer. To determine if the Company controls the specified good or service before that good or service is transferred to the customer, the Company considers indicators including whether the Company is primarily responsible for fulfilling the promise to provide the Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 11 specified good or service, whether the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer, and whether the Company has discretion in establishing the price for the specified good or service. If the Company does not control the specified good or service, the Company is an agent in the arrangement with the customer and recognizes revenue at the net amount retained. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company’s arrangements with customers can include multiple performance obligations. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions and hardware and other, the Company has determined that customers can benefit from each service on its own, and that each service being provided to the customer is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions, the hardware and the implementation services. Payment processing services, payment residuals and merchant cash advances were also considered to be distinct performance obligations. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company from time to time modifies its pricing practices as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Discounts are allocated to each performance obligation to which they relate based on their relative standalone selling price. The Company generally receives payment from its customers on or prior to the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 14 to 30 days of the invoice date. Sales taxes collected from customers and remitted to government authorities are excluded from revenue. Subscription revenue Software subscriptions include subscriptions to cloud-based solutions for both retail and hospitality offerings, for the Company's eCommerce offering, and wholesale offering. In addition to the core subscriptions outlined above, customers can purchase add-on services. Subscriptions include maintenance, support and access to unspecified upgrades. The Company recognizes revenue for its software subscriptions, including add-on services, ratably over the term of the contract commencing on the date the services are made available to customers. Transaction-based revenue The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company recognizes revenue from payment processing services provided at the time of the transaction at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service prior to delivering the service to the customer. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service. The Company’s software also interfaces with third parties that enable credit card processing. These third parties generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these third parties, the Company negotiates a revenue share with them whereby the Company receives a portion of the revenues generated by the third parties. These revenues are Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 12 recognized at the net amount retained by the Company, whereby only the portion of revenues that the Company receives (or which is due) from the third-party is recognized. The Company also earns revenue from eligible customers through its merchant cash advance ("MCA") program, Lightspeed Capital. Under this program, the Company purchases a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to the Company until the outstanding balance has been fully remitted. The Company evaluates identified underwriting criteria including, but not limited to, the number of years in business, the nature of the business, and historical sales data, prior to purchasing the eligible customer's future receivables to help assess collectibility. As each MCA agreement does not have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the MCA balance outstanding, each MCA is recorded at fair value through profit or loss. The initial fair value is generally equal to the transaction price, being the fair value of the consideration provided to the customer, and is then reduced by any amounts that are not expected to be collected. The fair value of each MCA is reassessed at the end of each reporting period. The amount of transaction-based revenue recognized from MCAs in the period is calculated as the gross amounts remitted by the customer in the period, reduced by the difference in value between the initial fair value and the reassessed fair value at the end of the period, excluding movements in the fair value that relate to amounts that are deemed uncollectible which are recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company is responsible for purchasing the designated amount of future receivables, bears the risk of financial losses if the receivables cannot be recovered from the customer, and the Company has full discretion in establishing the fees charged. The Company records as direct costs of revenue the processing and other fees with third-party platforms which are directly related to providing the MCA program to customers. Hardware and other revenue The Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems, setting up their eCommerce store or installing their hardware, the Company provides professional services customized to the customer. Hardware equipment revenues are recognized at a point in time, namely when ownership passes to the customer, in accordance with the shipping terms, at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the hardware equipment before the customer receives it. Most professional services are sold on a time-and-materials basis. The Company’s software can typically be used as delivered to the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the professional services before they are transferred to the customer. Commission assets The Company records costs for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract as assets ("commission assets") if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates. The Company applies the practical expedient that allows it to determine the pattern of the transfer of the good or service for a portfolio of contracts that have similar characteristics. For contracts where the amortization period of the commission assets would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 13

Contract assets The Company records contract assets when the Company has provided goods and services to customers at the inception of the contract, but the right to related consideration for this performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to the hardware solutions and are recovered over the expected contract term which takes into consideration the enforceable rights of the Company. Contract assets are subsequently amortized against revenue. Deferred revenue Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed. Cash and cash equivalents Cash comprises cash on deposit at banks. The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents. Restricted cash and restricted deposits The Company can be required to hold a defined amount of cash as collateral under the terms of certain lease agreements and as a guarantee for other obligations. Cash deposits held by the Company that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction. Inventories Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates, if any, are reflected in the determination of cost of revenues. The amount of any write-down of inventories to net realizable value, and all losses on inventories, if any, are recognized as an expense in the year during which the impairment or loss occurs. Property and equipment Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Furniture and equipment are depreciated over five years, and computer equipment is depreciated over three years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases. Intangible assets Acquired identifiable intangible assets Intangible assets are stated at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Software technologies that are acquired through business combinations are amortized over three to five years and customer relationships acquired through business combinations are amortized over three to six years. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 14

Internally generated intangible assets For internally generated intangible assets, expenditure on research activities is recognized as an expense in the period in which it is incurred. The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above until the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Where no internally-generated intangible asset can be recognized, internal development costs are recognized as research and development expense in the period in which they are incurred. Subsequent to initial recognition, internally-generated intangible assets are reported at cost, less accumulated amortization and impairment losses, on the same basis as acquired identifiable intangible assets. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use. Impairment of long-lived assets The Company evaluates its property and equipment and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset or cash-generating unit ("CGU") may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or CGUs. Goodwill and impairment of goodwill Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is tested at the Company's operating segment level (the "Segment"), which is the level at which management monitors goodwill. The Company reviews the carrying value of goodwill on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 16 discusses the method and assumptions used for impairment testing. Government assistance and research and development tax credits Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. Government assistance relating to an expense item is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs that it is intended to subsidize. The Company’s research and development tax credits consist primarily of tax credits for the development of e-business and tax credits for non-refundable research and development. The Company recognizes research and development tax credits as a reduction of research and development and other related expenditures. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 15

Income taxes Current tax The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax assets are recognized for all deductible temporary differences and unused losses to the extent that it is probable that taxable income against which those deductible temporary differences and losses can be utilized will be available. Deferred tax assets and liabilities are recognized for all temporary differences except if the taxable temporary difference arises from the initial recognition of goodwill or if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax amounts Current and deferred tax amounts are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in accumulated deficit), in which case the tax is also recognized outside of net loss. Provisions Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations. Restructuring expense also includes other expenses that directly arise from the restructuring, are necessarily entailed by the restructuring and not associated with the ongoing activities of the Company. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 16

If the known expected settlement date exceeds 12 months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Provisions are reviewed at the end of each reporting period and adjusted as appropriate. Short-term leases and leases of low-value assets The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash flows used in operating activities, whereas the remaining lease payments are classified as cash flows used in financing activities. Equity incentive plans The Company records all share-based payments at their respective fair values. The Company recognizes share-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is generally estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital. The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, which greatly affect the calculated values. Expected option life is determined using the time-to-vest-plus-historical- calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected volatility is determined using comparable companies for which the information is publicly available, or using the Company's own information. The risk-free interest rate is determined based on the rate at the time of grant for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the expected annual dividend rate at the time of grant. Expected forfeiture is derived from historical forfeiture rates. The fair value of options that contain market performance conditions is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. The fair value of restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units which include non-market performance conditions ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining share-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable. If the vesting date of certain stock options or share awards is accelerated as part of a restructuring, the expense directly related to the acceleration of the stock options or share awards is recognized as a component of restructuring. Segment information The Company’s Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 17

Financial instruments Financial assets Initial recognition and measurement The Company’s financial assets comprise cash and cash equivalents, restricted cash and restricted deposits, trade and other receivables, merchant cash advances, foreign exchange forward contracts and other assets. All financial assets are recognized initially at fair value, plus, in the case of financial assets that are not measured at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non- derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period. Subsequent measurement Cash and cash equivalents, restricted cash and restricted deposits, merchant cash advances and foreign exchange forward contracts are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade receivables, refer to the Impairment of financial assets section below. Derecognition Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off. Impairment of financial assets The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component. Therefore, the Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery. Financial liabilities Initial recognition and measurement The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, foreign exchange forward contracts and other liabilities. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 18

Subsequent measurement After initial recognition, financial liabilities, excluding foreign exchange forward contracts, are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss. Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Derecognition Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized. Foreign exchange forward contracts The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge. Foreign currency translation The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss. The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive income (loss). For foreign currency translation purposes, goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 19

New accounting pronouncements New accounting pronouncements are issued by the International Accounting Standards Board ("IASB") or other standard- setting bodies, and they are adopted by the Company as at the specified effective date. New and amended material accounting policies adopted by the Company The IASB has issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position, amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to enhance the transparency of supplier finance arrangements by including disclosure requirements, and amendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback transaction. These amendments to IAS 1, IAS 7, IFRS 7 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. The Company has adopted these amendments as of April 1, 2024. The adoption did not change any classification of financial liabilities, and there was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting such amendments. There were no other IFRS Accounting Standards effective within the fiscal year ended March 31, 2025 or International Financial Reporting Interpretations Committee (IFRIC) interpretations that had a material impact on the Company's accounting policies or the consolidated financial statements. New and amended material accounting policies issued but not yet effective At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to clarify how to assess and account for situations where a currency is not exchangeable into another. This amendment is effective for annual periods beginning on or after January 1, 2025. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial statements of the Company in future periods. In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduces disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of this amendment on its consolidated financial statements. The IASB has also issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements. 4. Significant accounting estimates and assumptions Use of estimates The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 20 statements and accompanying notes. Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions include: Revenue recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized at the gross amount of consideration paid by the customer or the net amount of consideration retained by the Company. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. Impairment of non-financial assets The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 16 for additional information on the assumptions used. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. Recoverability of deferred tax assets and current and deferred income taxes and tax credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Share-based compensation The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate, and dividend yield. Refer to note 25 for additional information on the assumptions used. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 21

Provisions The Company is involved in litigation and claims from time to time. There can be no assurance that such litigation and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from the Company's estimates and could adversely affect the financial position and operating results of the Company. Internally generated intangible assets The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use. 5. Revenues The disaggregation of the Company’s revenue was as follows: 2025 2024 $ $ Subscription revenue 344,772 322,000 Transaction-based revenue 697,273 545,470 Hardware and other revenue 34,781 41,800 Total revenues 1,076,826 909,270 Transaction-based revenue includes $35,175 of revenue from merchant cash advances for the fiscal year ended March 31, 2025 (2024 – $17,158). The Company discloses revenue by geographic area in note 29. Commission assets 2025 2024 $ $ Balance - Beginning of fiscal year 32,970 27,307 Additions 22,757 21,291 Amortization (within sales and marketing expenses) (18,840) (15,628) Balance - End of fiscal year 36,887 32,970 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 22

Contract assets 2025 2024 $ $ Balance - Beginning of fiscal year 32,207 19,536 Additions 16,002 20,562 Amortization (within subscription and transaction-based revenue) (16,205) (7,891) Balance - End of fiscal year 32,004 32,207 Contract liabilities Revenue recognized that was included in the deferred revenue balance at the beginning of the fiscal years ended March 31, 2025 and 2024 is $67,336 and $68,094, respectively. 6. Direct cost of revenues 2025 2024 $ $ Subscription cost of revenue 70,753 77,585 Transaction-based cost of revenue 505,631 390,522 Hardware and other cost of revenue 50,237 55,913 Total direct cost of revenues 626,621 524,020 Inventories expensed during the fiscal year ended March 31, 2025 in direct cost of revenues amount to $39,564 (2024 – $45,470). 7. Government assistance Government assistance recognized as a reduction of expenses is as follows: 2025 2024 $ $ Direct cost of revenues 556 291 General and administrative 1,384 674 Research and development 5,210 2,796 Sales and marketing 253 130 Total government assistance 7,403 3,891 Government assistance includes research and development tax credits, grants, and other incentives. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 23

8. Employee compensation The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes, excluding government assistance and acquisition-related compensation, for the fiscal year ended March 31, 2025, was $337,001 (2024 - $346,631). The following table outlines share-based compensation and related payroll taxes included in the following expenses: 2025 2024 $ $ Direct cost of revenues 3,323 6,188 General and administrative 18,054 19,492 Research and development 18,654 25,298 Sales and marketing 16,547 22,807 Restructuring — 1,995 Total share-based compensation and related payroll taxes 56,578 75,780 The amount recognized as an expense for the fiscal year ended March 31, 2025 for our defined contribution plans was $8,623 (2024 - $5,269). 9. Finance income and costs 2025 2024 $ $ Interest income 37,979 43,959 Interest expense (1,481) (1,428) Net interest income 36,498 42,531 10. Loss per share The Company has stock options and share awards as potentially-dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the fiscal years ended March 31, 2025 and 2024. All outstanding potentially dilutive shares could potentially dilute loss per share in the future. 2025 2024 Issued Common Shares 146,399,347 153,547,616 Weighted average number of Common Shares (basic and diluted) 153,676,514 153,765,412 Net loss per share – basic and diluted ($4.34) ($1.07) The weighted average number of potentially dilutive shares that are not included in the diluted net loss per share calculations because they would be anti-dilutive was 15,755,632 stock options and share awards for the fiscal year ended March 31, 2025 (2024 - 16,788,252). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 24

11. Trade and other receivables 2025 2024 $ $ Trade receivables 39,744 48,132 Allowance for expected credit losses (6,445) (5,056) Trade receivables, net 33,299 43,076 Research and development tax credits receivable 7,626 8,276 Sales tax receivable 9,898 7,106 Accrued interest and other 2,254 3,826 Total trade and other receivables 53,077 62,284 12. Other current assets 2025 2024 $ $ Restricted cash and restricted deposits 1,364 1,582 Prepaid expenses and deposits 29,414 14,097 Commission asset 18,010 14,806 Contract asset and other 16,908 12,301 Total other current assets 65,696 42,786 13. Leases The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The remaining lease terms are between one and five years. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 25

The roll-forward of lease right-of-use assets is as follows: 2025 2024 Cost $ $ Balance - Beginning of fiscal year 33,528 36,480 Additions 120 3,819 Modifications to and disposals of lease contracts (3,162) (6,701) Exchange differences 129 (70) Balance - End of fiscal year 30,615 33,528 Accumulated depreciation Balance - Beginning of fiscal year 16,453 15,507 Depreciation charge 5,220 7,946 Modifications to and disposals of lease contracts (3,830) (6,935) Exchange differences 58 (65) Balance - End of fiscal year 17,901 16,453 Net book value Balance - Beginning of fiscal year 17,075 20,973 Balance - End of fiscal year 12,714 17,075 The maturity analysis of lease liabilities as at March 31, 2025 is as follows: Fiscal Year $ 2026 5,654 2027 4,044 2028 3,175 2029 2,223 2030 1,877 Total minimum payments 16,973 Expenses relating to short-term leases, including those excluded due to the election of the practical expedient allowing the Company to expense lease payments for short-term leases and leases for which the underlying asset is of low value, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $3,129 for the fiscal year ended March 31, 2025 (2024 - $2,689). The interest expense for the fiscal year ended March 31, 2025 was $1,306 (2024 - $1,211). Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 26

14. Property and equipment 2025 Furniture Equipment Computer equipment Leasehold improvements Total $ $ $ $ $ Cost As at March 31, 2024 3,656 1,670 12,096 20,490 37,912 Additions 392 31 3,151 371 3,945 Disposals (297) (559) (2,648) (523) (4,027) As at March 31, 2025 3,751 1,142 12,599 20,338 37,830 Accumulated depreciation As at March 31, 2024 1,701 1,155 7,203 7,357 17,416 Depreciation 609 214 3,334 3,182 7,339 Disposals (297) (559) (2,648) (523) (4,027) As at March 31, 2025 2,013 810 7,889 10,016 20,728 Net book value as at March 31, 2025 1,738 332 4,710 10,322 17,102 2024 Furniture Equipment Computer equipment Leasehold improvements Total $ $ $ $ $ Cost As at March 31, 2023 2,552 1,400 9,754 17,518 31,224 Additions 1,126 282 3,257 2,974 7,639 Disposals (22) (12) (915) (2) (951) As at March 31, 2024 3,656 1,670 12,096 20,490 37,912 Accumulated depreciation As at March 31, 2023 1,191 917 5,204 4,421 11,733 Depreciation 532 250 2,914 2,938 6,634 Disposals (22) (12) (915) (2) (951) As at March 31, 2024 1,701 1,155 7,203 7,357 17,416 Net book value as at March 31, 2024 1,955 515 4,893 13,133 20,496 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 27

15. Intangible assets 2025 Acquired software technologies Customer relationships Capitalized software technologies Total $ $ $ $ Cost As at March 31, 2024 212,649 343,690 14,785 571,124 Additions — — 19,259 19,259 Acquired through business combinations 826 667 — 1,493 Exchange differences (183) (351) — (534) As at March 31, 2025 213,292 344,006 34,044 591,342 Accumulated amortization As at March 31, 2024 145,646 198,447 — 344,093 Amortization 31,619 55,479 1,334 88,432 Exchange differences (183) (542) — (725) As at March 31, 2025 177,082 253,384 1,334 431,800 Net book value as at March 31, 2025 36,210 90,622 32,710 159,542 2024 Acquired software technologies Customer relationships Capitalized software technologies Total $ $ $ $ Cost As at March 31, 2023 212,842 344,187 4,269 561,298 Additions — — 10,516 10,516 Exchange differences (193) (497) — (690) As at March 31, 2024 212,649 343,690 14,785 571,124 Accumulated amortization As at March 31, 2023 109,417 140,431 — 249,848 Amortization 36,422 58,626 — 95,048 Exchange differences (193) (610) — (803) As at March 31, 2024 145,646 198,447 — 344,093 Net book value as at March 31, 2024 67,003 145,243 14,785 227,031 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 28

16. Goodwill 2025 2024 $ $ Carrying Amount - Beginning of fiscal year 1,349,235 1,350,645 Addition through business combinations 6,161 — Impairment loss (556,440) — Foreign currency translation (994) (1,410) Carrying Amount - End of fiscal year 797,962 1,349,235 Impairment analysis March 31, 2025 During the three months ended March 31, 2025, there were changes in macroeconomic conditions and the Company's share price and market capitalization decreased. This led to the carrying amount of the Company's net assets exceeding the Company's market capitalization as at March 31, 2025. This triggered an impairment test to be performed for the Company's Segment, as defined in note 3, which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. The Company completed an impairment test of goodwill as at March 31, 2025 using the Company's fair value less costs of disposal method. This test resulted in a non-cash impairment charge of $556,440 related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customers' sales. Fair value less costs of disposal is a Level 3 measurement (see note 27). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment. Sensitivity of assumptions The following table indicates the impact on the carrying value of a 5% change in the key assumptions as at March 31, 2025: Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 29

Key Assumptions Input used in discounted cash flow model Impairment increase if the key assumption was changed by 5%, assuming all other key assumptions were held constant* $ Discount Rate (%) 30% 60,121 Terminal Value Multiple 1.2 46,885 Revenue Growth Rate (%) 23% 45,231 *Discount rate multiplied by 1.05, terminal value multiple multiplied by 0.95, revenue growth rate multiplied by 0.95 Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2025, or earlier should there be a goodwill impairment trigger before then. No impairment charges were taken on other assets included in Lightspeed's cash generating units. December 31, 2024 During the three months ended December 31, 2024, the Company's annual impairment test of goodwill was performed for the Company's Segment, as defined in note 3, which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. The Company completed its annual impairment test of goodwill as at December 31, 2024 using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2024. Fair value less costs of disposal is a Level 3 measurement (see note 27). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five- year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 30

Sensitivity of assumptions The following table presents the key assumptions used in the annual impairment test of goodwill as at December 31, 2024, and the key assumption that would have been required to recover the carrying amount: Key Assumptions Input used in discounted cash flow model Breakeven value assuming all other key assumptions were held constant Discount Rate (%) 30% 37 % Terminal Value Multiple 2.0 1.5 Revenue Growth Rate (%) 25% 19% 17. Other long-term assets 2025 2024 $ $ Restricted cash 510 368 Prepaid expenses and deposits 5,486 3,229 Commission asset 18,877 18,164 Contract asset 15,689 21,104 Total other-long term assets 40,562 42,865 18. Accounts payable and accrued liabilities 2025 2024 $ $ Trade payables and trade accruals 34,146 33,499 Accrued compensation and benefits 25,538 23,595 Accrued payroll taxes on share-based compensation 2,892 3,566 Sales tax payable 4,655 4,893 Provisions and other 5,844 3,126 Total accounts payable and accrued liabilities 73,075 68,679 19. Credit facility The Company has credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which include a $7,500 demand revolving operating credit facility (the "Revolver"). The Revolver is available for letters of credit or letters of guarantee for general corporate and working capital purposes. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 31

20. Share capital As at March 31, 2025, the Company had 146,399,347 Common Shares issued and outstanding, unlimited shares authorized (2024 – 153,547,616). The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. Common Shares The Common Shares consist of Subordinate Voting Shares with no par value. The holders of outstanding Common Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares. Preferred Shares The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series. Normal Course Issuer Bid The Board and the TSX approved a normal-course issuer bid ("NCIB") for the Company to purchase at its discretion for cancellation up to 9,722,677 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 22, 2024, over the twelve-month period from April 5, 2024 and ended on April 4, 2025. Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 Subordinate Voting Shares representing 25% of the average daily trading volume of 660,709 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024. In connection with the NCIB, the Company also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters. During the fiscal year ended March 31, 2025, the Company repurchased and cancelled 9,722,677 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $134,193. Of the 9,722,677 Subordinate Voting Shares repurchased, 7,048,751 were purchased under the ASPP for a consideration of $92,355. The Company did not repurchase any of its Subordinate Voting Shares under an NCIB in the fiscal year ended March 31, 2024. Subsequent Event The Board and the TSX approved the renewal of the Company's NCIB to purchase at its discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period commencing on April 5, 2025 and ending no later than April 4, 2026. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 32

Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025. In connection with the NCIB, subsequent to the end of the year, the Company also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters. During April 2025, under the NCIB and pursuant to the ASPP, the Company repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a consideration of $84,362. 21. Accumulated other comprehensive income (loss) Foreign currency differences on translation of foreign operations Hedging reserve Total accumulated other comprehensive income (loss) 2025 2024 2025 2024 2025 2024 $ $ $ $ $ $ Balance - Beginning of fiscal year (4,234) (2,932) 189 (125) (4,045) (3,057) Foreign currency differences on translation of foreign operations (732) (1,302) — — (732) (1,302) Change in net unrealized gain (loss) on cash flow hedging instruments — — (2,753) 382 (2,753) 382 Deferred income tax recovery (expense) — — 68 (68) 68 (68) Balance - End of fiscal year (4,966) (4,234) (2,496) 189 (7,462) (4,045) 22. Income taxes Income tax expense (recovery) includes the following components: 2025 2024 $ $ Current Related to current year 4,133 2,704 Related to prior years 3,363 1,095 7,496 3,799 Deferred Related to current year 123 (317) Related to prior years 68 (6) 191 (323) Total income tax expense 7,687 3,476 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 33

The income tax expense reported, which includes foreign taxes, differs from the amount of the income tax recovery computed by applying Canadian statutory rates as follows: 2025 2024 $ $ Loss before income taxes (659,509) (160,488) Statutory tax rate 26.5% 26.5 % Income tax recovery at the statutory tax rate (174,770) (42,529) Impact of rate differential of foreign jurisdiction 10,916 8,303 Non-deductible share-based compensation and related costs 9,298 14,048 Acquisition-related compensation and transaction-related costs 452 575 Other non-deductible expenses and non-taxable amounts (1,527) 742 Adjustment related to prior years 3,431 1,089 Goodwill impairment 147,457 — Changes in unrecognized benefits of deferred tax assets 10,756 19,493 Impact of foreign exchange and other 1,674 1,755 Total income tax expense 7,687 3,476 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 34

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows: 2025 2024 Deferred tax assets $ $ Property and equipment 3,283 3,924 Non-capital losses carried forward 17,852 24,741 Lease liabilities 3,792 5,657 Deferred revenue 387 421 Long-term incentive plan 8,632 8,844 Capitalized R&D costs 9,060 12,535 Other 2,109 1,570 Total deferred tax assets 45,115 57,692 Deferred tax liabilities Property and equipment (305) (411) Intangible assets (35,032) (46,697) Lease right-of-use assets (2,842) (4,213) Other (6,922) (5,819) Total deferred tax liabilities (45,101) (57,140) Net deferred tax assets 14 552 As presented on the consolidated balance sheets: Deferred tax assets 298 552 Deferred tax liabilities (284) — Net deferred tax assets 14 552 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 35

2025 Balance as at March 31, 2024 Charged (credited) to consolidated statement of loss Charged (credited) to other comprehensive loss Other Balance as at March 31, 2025 $ $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 3,513 (535) — — 2,978 Intangible assets (46,697) 12,060 — (395) (35,032) Lease liabilities 5,657 (1,865) — — 3,792 Lease right-of-use assets (4,213) 1,371 — — (2,842) Non-capital losses carried forward 24,741 (6,889) — — 17,852 Deferred revenue 421 (34) — — 387 Long-term incentive plan 8,844 (212) — — 8,632 Capitalized R&D costs 12,535 (3,475) — — 9,060 Other (4,249) (612) 68 (20) (4,813) Net deferred tax assets (liabilities) 552 (191) 68 (415) 14 2024 Balance as at March 31, 2023 Charged (credited) to consolidated statement of loss Charged (credited) to other comprehensive loss Other Balance as at March 31, 2024 $ $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 2,617 896 — — 3,513 Intangible assets (67,972) 21,275 — — (46,697) Lease liabilities 6,045 (388) — — 5,657 Lease right-of-use assets (5,028) 815 — — (4,213) Non-capital losses carried forward 49,467 (24,726) — — 24,741 Deferred revenue 530 (109) — — 421 Interest expenses carried forward 3,170 (3,170) — — — Long-term incentive plan 6,211 2,633 — — 8,844 Capitalized R&D costs 7,542 4,993 — — 12,535 Other (2,281) (1,896) (68) (4) (4,249) Net deferred tax assets (liabilities) 301 323 (68) (4) 552 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 36

The Company has accumulated unrecognized deductible temporary differences, unused tax losses and unrecognized research and development expenditures as follows: 2025 2024 $ $ Deductible temporary differences 200,408 58,737 Non-capital losses 699,586 676,756 Research and development expenditures 38,837 12,207 938,831 747,700 As at March 31, 2025, the Company and its subsidiaries have non-capital losses of $699,586 (2024 - $676,756) available to reduce future taxable income for which the benefits have not been recognized. From this amount, $371,223 expires from the fiscal year ended March 31, 2026 to the fiscal year ended March 31, 2045 (2024 - $354,039 from the fiscal year ended March 31, 2025 to the fiscal year ended March 31, 2044), while $328,363 has no expiry date (2024 - $322,717). There was no change in the Canadian statutory tax rate for the financial year. Government assistance The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2025, the Company recorded a Canadian provision for refundable tax credits of $3,344 (2024 – $3,622). This amount has been recorded as a reduction of research and development and e-business development expenditures for the year. In addition, the Company recorded a non-refundable tax credit of $2,795 (2024 – $0). As at March 31, 2025, the Company has available Canadian federal non-refundable investment tax credits of $2,598 (2024 – $2,598) related to research and development expenditures which may be used to reduce Canadian federal income taxes payable in future years. These non-refundable investment tax credits begin to expire in 2032. The Company also has a non-refundable e-business tax credit of $3,734 (2024 – $5,692) expiring in various dates starting in 2036. The benefits of these non-refundable investment and e-business tax credits have not been recognized in the consolidated financial statements. Pillar Two In December 2021, the Organization for Economic Cooperation and Development (“OECD”) published Tax Challenges Arising From the Digitalisation of the Economy - Global Anti-Base Erosion Model Rules (Pillar Two) introducing a 15% minimum tax rate for multinationals on income arising in each jurisdiction where they operate. Pillar Two applies to multinational enterprises with annual consolidated revenues of EUR 750 million in at least two of the four fiscal years immediately preceding the tested fiscal year. The OECD continues to release guidance and countries are implementing legislation to adopt these rules. On June 20, 2024, Bill C-69 which includes the introduction of the Global Minimum Tax Act received royal assent and is enacted for Canadian financial reporting purposes. The Global Minimum Tax Act is largely based on the OECD rules, and is effective for fiscal years beginning on or after December 31, 2023. The Company met the threshold of EUR 750 million for the second time in the fiscal year ended March 31, 2025. The fiscal year ended March 31, 2026 will be the first year to which Pillar Two is applicable to the Company. The Company has performed an assessment of its potential exposure to Pillar Two based on available information and determined that there should be no material impact to the consolidated financial statements. In May 2023, the IASB issued International Tax Reform - Pillar Two Model Rules, which amends IAS 12 — Income taxes to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The Company applied this exception. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 37

23. Commitments Refer to note 13 for the maturity analysis of lease liabilities as at March 31, 2025. In addition to the obligations under lease liabilities, the Company is subject to short-term leases and variable lease payments, as well as various non-cancelable service agreements with minimum spend commitments. The table below outlines the maturity analysis as at March 31, 2025 for the Company's short-term leases and variable lease payments, and for the minimum fixed and determinable portion of the Company's significant unconditional purchase obligations: < 1 Year 1 to 5 Years >5 Years Total $ $ $ $ Short-term leases and variable lease payments 3,829 10,256 200 14,285 Significant unconditional purchase obligations 37,210 101,020 — 138,230 Total contractual obligations 41,039 111,276 200 152,515 Short-term leases and variable lease payments include short term lease payments and variable lease payments for the Company's share of tenant operating expenses and taxes. Purchase obligations include significant unconditional hardware purchase obligations and non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments. 24. Contingencies and Provisions Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York. The application and action were both sought on behalf of purchasers of the Company's Common Shares, were both based upon allegations that the defendants made false and/or misleading statements to the public and both sought unspecified damages. On February 25, 2025, the U.S. district court for the Eastern District of New York granted the Company's motion to dismiss in full and ruled that the plaintiff failed to allege any actionable claims. Subsequently, the plaintiffs agreed to a Joint Stipulation of Voluntary Dismissal to dismiss the action with prejudice in return for each party's agreement to bear their own attorneys' fees and costs. The application filed before the Superior Court of Quebec remains outstanding and the Company and management intend to vigorously defend against that proceeding. During the fiscal year ended March 31, 2025, the Company, without admitting liability or wrongdoing, made a general damages payment in settlement of allegations by a residual payments partner that the Company had breached covenants in two agreements with the partner. During the fiscal year ended March 31, 2024, the residual payments partner had purported to terminate the two agreements and ceased to make ongoing payments owed to the Company thereunder. Separately, in October 2024, the residual payments partner paid the Company unpaid amounts of over $9,525 owed to it under the agreements through the quarter ended March 31, 2024. The two agreements terminated and neither the Company nor the residual payments partner have ongoing obligations thereunder. On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable. The lawsuit has now been stayed Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 38 pending final resolutions of the inter partes reviews. The plaintiff filed notices of appeal of the PTAB's final written decisions and the Company and management intend to vigorously defend the PTAB's invalidity findings. Except as indicated, the Company has not provisioned for the above-referenced matters. The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company. Restructuring During the fiscal year ended March 31, 2025, the Company announced and implemented reorganizations to streamline the Company's operating model and align the organization with its profitable growth strategy. The restructuring expense consisted primarily of cash severance costs. The majority of the expected charges associated with these reorganizations were incurred during the fiscal year ended March 31, 2025. Provision for severance 2025 2024 $ $ Balance - Beginning of fiscal year 2,591 1,106 Expensed during the year 17,503 5,211 Paid during the year (18,379) (3,726) Balance - End of fiscal year 1,715 2,591 The provision is included in accounts payable and accrued liabilities in the provisions and other category in note 18. Restructuring expenses 2025 2024 $ $ Severance 17,503 5,211 Share-based compensation expense acceleration — 1,995 Restructuring 17,503 7,206 25. Share-based compensation (numbers of shares and awards are presented in per share and per award amounts) In 2012, the Company established the 2012 option plan (which was amended in 2015, 2019 and 2021) (the “2012 Legacy Option Plan”). Employee stock option grants under the 2012 Legacy Option Plan generally vested 25% a year annually over four years and have a term of seven years. In connection with the Company's initial public offering in Canada (the "IPO"), the 2012 Legacy Option Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the 2012 Legacy Option Plan. In connection with the IPO, an omnibus incentive plan (as amended and restated, the “Omnibus Incentive Plan”) was adopted. The Omnibus Incentive Plan was amended and restated in November 2019 to give effect to certain housekeeping amendments. The Omnibus Incentive Plan was amended and restated in September 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of Common Shares of the Company which may be reserved and Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 39 set aside for issuance under such plan and the 2012 Legacy Option Plan were changed from a fixed number of Common Shares to a maximum aggregate number of Common Shares equal to 15% of all Common Shares issued and outstanding from time to time on a non-diluted basis. On that basis, as at March 31, 2025, the maximum number of Common Shares available under the Omnibus Incentive Plan and the 2012 Legacy Option Plan was 21,959,902. In February 2021, the Omnibus Incentive Plan was updated to amend certain definitions. The Omnibus Incentive Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Omnibus Incentive Plan generally vest as to 25% on the first anniversary of the grant date and then monthly thereafter for 36 months until fully vested or monthly for 48 months until fully vested, are granted with a term of seven years and settled via the issuance of new Common Shares upon exercise. In some instances, the Company has granted stock options with other non-standard vesting schedules. Each RSU, DSU and PSU evidences the right to receive one Common Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Omnibus Incentive Plan generally vest as to 30% either on the first anniversary of the grant date or spread over each of the first four quarterly anniversaries of the grant date, followed in either case by eight equal quarterly tranches until fully vested. In some instances, the Company has granted RSUs with other non-standard vesting schedules. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board. In connection with the acquisition of ShopKeep Inc. ("ShopKeep"), the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's Common Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Common Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the ShopKeep Plan. The Company has also made grants of stock options and RSUs in prior fiscal years without shareholder approval in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Omnibus Incentive Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards. In the fiscal year ended March 31, 2022, the Company also made grants of long-term, multi-year performance-based stock options to its Chief Financial Officer and its now-former Chief Executive Officer. To the extent these options have not been forfeited, such options will vest over an approximately five year time period and only upon achievement of predetermined performance criteria. The options were granted in accordance with the Omnibus Incentive Plan, with the exercise price determined and approved by the Board at the time of grant, which exercise prices were not less than the fair market price of a Common Share on the date of grant. The options have a term of seven years and are settled via the issuance of Common Shares upon exercise. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 40

The stock option activity and the weighted average exercise price are summarized as follows: 2025 2024 Number of options Weighted average exercise price Number of options Weighted average exercise price $ $ Outstanding – Beginning of year* 11,083,212 24.73 10,060,296 30.56 Granted 2,637,460 14.03 3,899,244 13.77 Exercised (311,307) 10.17 (412,780) 5.20 Forfeited/Cancelled (3,086,817) 25.78 (2,463,548) 30.16 Outstanding – End of fiscal year** 10,322,548 22.12 11,083,212 25.68 Exercisable – End of fiscal year 5,124,556 26.59 4,335,111 30.17 *The 2025 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for the CAD to USD foreign exchange rate used when calculating the current fiscal year's weighted average exercise prices. **The stock options outstanding as at March 31, 2025 included 1,014,999 stock options with vesting dependent on market conditions tied to the Company's future share price performance. The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2025 are summarized as follows: 2025 2025 2025 RSU DSU PSU Number of awards Weighted average grant date fair value Number of awards Weighted average grant date fair value Number of awards Weighted average grant date fair value $ $ $ Outstanding – Beginning of year 6,200,768 22.02 119,541 19.99 — — Granted 4,124,890 13.85 41,283 14.90 — — Settled (2,318,732) 29.20 — — — — Forfeited (1,246,744) 16.67 — — — — Outstanding – End of year 6,760,182 15.56 160,824 18.68 — — Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 41

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2024 are summarized as follows: 2024 2024 2024 RSU DSU PSU Number of awards Weighted average grant date fair value Number of awards Weighted average grant date fair value Number of awards Weighted average grant date fair value $ $ $ Outstanding – Beginning of year 5,540,767 28.92 65,398 23.31 619,640 28.73 Granted 3,114,515 14.11 54,143 15.97 — — Settled (1,595,478) 31.18 — — (167,284) 28.73 Forfeited (859,036) 20.81 — — (452,356) 28.73 Outstanding – End of year 6,200,768 22.02 119,541 19.99 — — The fair value of stock options granted to employees was estimated at the dates of grant using the Black-Scholes option- pricing model with the following weighted average assumptions: 2025 2024 Expected volatility 59.83% 63.64 % Risk-free interest rate 3.79% 3.85 % Expected option life 3.84 years 3.80 years Expected dividend yield 0% 0 % Forfeiture rate 29.59% 29.53 % The fair value of stock options, RSUs and DSUs granted in the fiscal year ended March 31, 2025 amounted to $76,554 (2024 – $70,614). The initial aggregate fair value of options, RSUs and PSUs forfeited/cancelled in the fiscal year ended March 31, 2025 amounted to $51,026 (2024 – $63,397). For the fiscal year ended March 31, 2025, share-based compensation expense of $55,605 (2024 – $74,913) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital. As at March 31, 2025, the total remaining unrecognized share-based compensation expense, net of estimated forfeitures, amounted to $34,076 (2024 – $38,427), which will be amortized over the weighted average remaining requisite service period of 1.31 years (2024 – 1.31 years). Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 42

The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2025: Options outstanding Options exercisable Exercise price Number of options Weighted average remaining contractual life (years) Weighted average exercise price Number of options Weighted average remaining contractual life (years) Weighted average exercise price $ $ $ 2.17 to 12.82 2,449,818 5.08 11.93 1,059,585 4.49 11.61 12.83 to 14.19 2,176,643 5.82 13.92 624,814 5.57 13.83 14.20 to 20.93 1,835,467 5.27 16.45 865,102 4.90 17.16 20.94 to 30.75 1,976,335 2.86 23.30 1,435,603 2.42 23.83 30.76 to 93.45 1,884,285 3.56 49.14 1,139,452 3.40 58.15 Total 10,322,548 4.57 22.12 5,124,556 3.87 26.59 The following table summarizes information with respect to stock options outstanding stock options exercisable as at March 31, 2024: Options outstanding Options exercisable Exercise price Number of options Weighted average remaining contractual life (years) Weighted average exercise price Number of options Weighted average remaining contractual life (years) Weighted average exercise price $ $ $ 2.17 to 13.35 2,483,720 5.51 12.46 787,825 4.12 10.62 13.36 to 17.01 2,169,016 6.11 14.69 419,481 5.76 14.72 17.02 to 23.25 2,137,549 4.55 20.94 1,033,606 3.80 21.42 23.26 to 31.69 2,469,252 4.31 29.05 804,717 3.15 25.37 31.70 to 93.45 1,823,675 3.87 57.75 1,289,482 3.63 57.16 Total 11,083,212 4.91 25.68 4,335,111 3.88 30.17 26. Related party transactions Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 43

The executive compensation expense to the top five key management personnel is as follows: 2025 2024 $ $ Short-term employee benefits and termination benefits 2,569 4,374 Share-based payments 11,963 11,778 Total compensation paid to key management personnel 14,532 16,152 27. Financial instruments Fair value The Company measures the fair value of certain of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability; Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions. The Company estimated the fair value of its financial instruments as described below. The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade payables and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities. Recurring fair value measurements The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 44

The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the fiscal year ended March 31, 2025 include an average repayment period of 8 months, an average discount rate, over the repayment period, of 14% and amounts deemed uncollectible, which includes write offs, of $12,503. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods. The movement in the merchant cash advances is as follows: 2025 2024 $ $ Balance - Beginning of fiscal year 74,236 29,492 Principal issued 276,165 165,884 Amounts collected (266,904) (132,277) Transaction-based revenues from fees collected incorporating fair value movement 35,175 17,158 General & administrative expenses from amounts deemed uncollectible (12,503) (6,021) Balance - End of fiscal year 106,169 74,236 As at March 31, 2025 and 2024, financial instruments measured at fair value in the consolidated balance sheets were as follows: March 31, 2025 March 31, 2024 Fair value hierarchy Carrying amount Fair value Fair value hierarchy Carrying amount Fair value $ $ $ $ Assets: Cash and cash equivalents Level 1 558,469 558,469 Level 1 722,102 722,102 Restricted cash and restricted deposits Level 1 1,874 1,874 Level 1 1,950 1,950 Merchant cash advances Level 3 106,169 106,169 Level 3 74,236 74,236 Foreign exchange forward contracts Level 2 0 0 Level 2 257 257 Liabilities: Foreign exchange forward contracts Level 2 2,496 2,496 Level 2 0 0 Credit and concentration risk The Company’s credit risk is primarily attributable to its cash and cash equivalents, trade and other receivables and merchant cash advances. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. The Company does not hold any collateral as security. The Company does not generally require a guarantee from its customers for trade receivables. Due to the Company’s diverse customer base, there is no particular concentration of credit risk related to the Company’s trade receivables and merchant cash advances. Moreover, trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts. The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 45

In the fiscal year ended March 31, 2025, potential effects from uncertainty in the macroeconomic environment on the Company's credit risk have been considered and have resulted in an increase to its allowance for ECLs from what the allowance would have been without factoring in these effects. The Company continues to monitor macroeconomic conditions and any resulting impacts on the Company's credit risk. Changes in the loss allowance were as follows: 2025 2024 $ $ Balance – Beginning of fiscal year 5,056 4,131 Increase 4,597 4,015 Write-offs (3,208) (3,090) Balance – End of fiscal year 6,445 5,056 Liquidity risk The Company is exposed to the risk of being unable to honor its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at March 31, 2025 and 2024, the maturity analysis of financial liabilities represented the following: 2025 <1 Year 1 to 5 Years >5 Years Total $ $ $ $ Accounts payable and accrued liabilities 73,075 — — 73,075 Other long-term liabilities — 562 — 562 2024 <1 Year 1 to 5 Years >5 Years Total $ $ $ $ Accounts payable and accrued liabilities 68,679 — — 68,679 Other long-term liabilities — 967 — 967 For the maturity analysis of lease liabilities, see note 13. Details of contractual commitments are included in note 23. The Company has $558,469 of cash and cash equivalents as at March 31, 2025, demonstrating its liquidity and its ability to cover upcoming financial liabilities. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 46

Foreign exchange risk The main currencies which expose the Company to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the Australian dollar, the British pound sterling and the New Zealand dollar. The following table provides a summary of the Company's foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of US dollars: 2025 CAD EUR AUD GBP NZD Other Total $ $ $ $ $ $ $ Cash and cash equivalents and restricted cash 3,600 10,019 3,244 2,759 2,151 1,469 23,242 Trade and other receivables 17,333 4,615 723 1,468 356 279 24,774 Merchant cash advances 14,359 14,291 12,921 7,671 1,348 — 50,590 Contract assets 3,758 6,340 5,876 2,452 1 1,483 19,910 Accounts payable and accrued liabilities (10,218) (12,383) (3,573) (613) (2,771) (3,135) (32,693) Other long-term liabilities (192) (207) (41) (97) — (3) (540) Lease liabilities (8,739) (3,306) (1,046) (1,957) (1,218) (63) (16,329) Net financial position exposure 19,901 19,369 18,104 11,683 (133) 30 68,954 2024 CAD EUR AUD GBP NZD Other Total $ $ $ $ $ $ $ Cash and cash equivalents and restricted cash 3,039 4,446 1,375 1,638 2,088 924 13,510 Trade and other receivables 13,769 4,823 1,403 1,841 769 914 23,519 Merchant cash advances 10,252 5,734 6,958 5,620 621 — 29,185 Contract assets 3,458 6,366 6,682 2,303 — 1,103 19,912 Accounts payable and accrued liabilities (12,952) (9,747) (3,454) (2,208) (2,299) (3,258) (33,918) Other long-term liabilities (275) (224) (67) (174) — (41) (781) Lease liabilities (10,154) (2,971) (1,484) (3,033) (1,456) (948) (20,046) Net financial position exposure 7,137 8,427 11,413 5,987 (277) (1,306) 31,381 The table below shows the immediate change in loss before income taxes of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure for the fiscal years ended March 31, 2025 and 2024. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation. CAD EUR AUD GBP NZD Other $ $ $ $ $ $ 2025 (211) 369 279 (58) (137) (105) 2024 (163) 246 138 (89) (160) (125) Foreign exchange forward contracts The Company's policy is to mitigate its exposure to foreign exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 47 does not use derivative instruments for speculative purposes. The Company's hedging program does not mitigate the impact of foreign currency fluctuations on its revenue. Cash flow hedges The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges. The notional principal of the foreign exchange contracts was $113,750 CAD as at March 31, 2025 (March 31, 2024 - $95,550 CAD). Hedging reserve 2025 2024 $ $ Balance - Beginning of fiscal year 189 (125) Unrealized gains (losses) on fair value that may be subsequently reclassified to consolidated statements of loss (4,746) 512 Losses (gains) reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses. 1,993 (130) Deferred income tax recovery (expense) 68 (68) Balance - End of fiscal year (2,496) 189 No hedge ineffectiveness was recorded during the fiscal year ended March 31, 2025. All hedging relationships have been maintained as at March 31, 2025. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied. Interest rate risk Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of the Company’s cash earns interest. The Company’s trade and other receivables, accounts payable and accrued liabilities do not bear interest. The Company is not exposed to material interest rate risk. Share price risk Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that the Company is subject to in various countries in which it operates. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and the Company’s share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant. 28. Capital risk management The general objectives of the Company to manage its capital reside in the preservation of the Company’s ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 48

The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and in the risks of the underlying assets. 29. Geographic information The geographic segmentation of the Company’s assets is as follows: 2025 2024 Property and equipment Right-of- use assets Intangible assets Goodwill Property and equipment Right-of- use assets Intangible assets Goodwill $ $ $ $ $ $ $ $ Canada 9,975 5,562 36,557 797,962 12,217 6,900 — 1,349,235 United States 281 — 119,960 — 698 — 179,563 — United Kingdom 1,179 1,449 — — 1,625 2,434 — — Switzerland 168 61 3,025 — 297 848 370 — New Zealand 1,399 713 — — 1,878 921 42,004 — Other 4,100 4,929 — — 3,781 5,972 5,094 — Geographic sales based on customer location are detailed as follows: 2025 2024 $ $ United States 693,659 616,628 Canada 90,365 65,073 Australia 80,831 67,288 United Kingdom 59,567 47,233 Other 152,404 113,048 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2025 and 2024 (expressed in thousands of US dollars, except number of shares) 49

Lightspeed Shares Lightspeed’s subordinate voting shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol “LSPD”. Investor Relations Quarterly and annual reports and other corporate documents are available at: investors.lightspeedhq.com, under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Version française Pour obtenir la version française du rapport annuel, s’adresser à gouvernance@lightspeedhq.com. Transfer Agent and Registrar TSX Trust Company 1700 - 1190 des Canadiens-de- Montréal Avenue Montréal, Québec H3B 0G7 www.tsxtrust.com Equiniti Trust Company, LLC 48 Wall Street, 23rd floor New York, NY 10043 USA 2025 Annual Meeting The Annual Shareholders Meeting will be held at 11 a.m. (Eastern Time), Thursday, July 31, 2025. Legal Counsel Stikeman Elliott LLP Montréal, Québec Corporate Governance The following documents pertaining to Lightspeed’s corporate governance practices may be accessed either from Lightspeed’s website (investors.lightspeedhq.com) or by request from the Corporate Secretary: • Board and Board Committee Charters • Position descriptions for the Board Chair, Lead Independent Director, the Committee Chairs and the Chief Executive Officer • Code of Conduct and Ethics • Whistleblower Policy Auditors PricewaterhouseCoopers LLP, Chartered Professional Accountants Montréal, Québec I N V E S T O R I N F O R M A T I O N B O A R D & C O M M I T T E E C O M P O S I T I O N Board Audit Committee Compensation, Nominating, & Governance Committee Risk Committee Manon Brouillette Executive Chair Dax Dasilva Founder and Chief Executive Officer Patrick Pichette Director Paul McFeeters Director Rob Williams Director Nathalie Gaveau Director Dale Murray Lead Independent Director Board/Committee Chair Board/Committee Member

700 Saint-Antoine East, Montréal, Québec, Canada H2Y 1A6 NYSE: LSPD | TSX: LSPD investors.lightspeedhq.com